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As filed with the Securities and Exchange Commission on April 12, 2004

Registration No. 333-42425

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Post-Effective Amendment
No. 6

PROTECTIVE LIFE AND ANNUITY
INSURANCE COMPANY
(Exact name of registrant as specified in its charter)

Alabama	63-0761690	6311
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Primary Standard Industrial Classification Code)

2801 Highway 280 South
Birmingham, Alabama 35223
(205) 268-1000

(Address, including zip code, and telephone number, including area code of principal executive office)

R. Stephen Briggs
Executive Vice President
Protective Life and Annuity Insurance Company
P.O. Box 2606
Birmingham, Alabama 35202
(205) 268-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen E. Roth, Esq. Sutherland, Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415	Steve M. Callaway, Esq. Protective Life and Annuity Insurance Company P.O. Box 2606 Birmingham, Alabama 35202

        If any of the securities that have been registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /x/

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

Cross Reference Sheet Pursuant to
Regulation S-K, Item 501(b)

Form S-1 Item Number and Caption Heading in Prospectus.

1.	Forepart of the Registration Statement and Outside Front Cover Page of Prospectus	Outside Front Cover Page
2.	Inside Front and Outside Back Cover Pages of Prospectus	Summary; Table of Contents
3.	Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	Outside Front Cover Page; Summary
4.	Use of Proceeds	Investments by Protective Life and Annuity Insurance Company
5.	Determination of Offering Price	Not Applicable
6.	Dilution	Not Applicable
7.	Selling Security Holders	Not Applicable
8.	Plan of Distribution	Distribution of Contracts
9.	Description of Securities to be Registered	Summary; Description of the Contract
10.	Interests of Named Experts and Counsel	Not Applicable
11.	Information with Respect to the Registrant	Protective Life and Annuity Insurance Company; Directors and Executive Officers; Executive Compensation; Financial Statements; Legal Proceedings
12.	Disclosure of Commision Position on Indemnification for Securities Act Liabilities	Undertakings

A Modified Guaranteed Annuity	Issued by Protective Life and Annuity Insurance Company P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

        This Prospectus describes the Platinum Series Annuity Contract, a group modified guaranteed annuity contract. This Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

        An Annuity Premium of at least $10,000 is required to purchase a Contract. Any subsequent Premium you want to add to your Contract must also be at least $10,000.

        You may allocate each Annuity Premium to one or more investment periods, called Guaranteed Periods, from those we offer at the time you pay the Annuity Premium. Each allocation to a Guaranteed Period must be at least $10,000. The amounts you allocate will earn interest for the selected period at the interest rate we offer at the time of your deposit. Protective Life and Annuity Insurance Company makes the final determination as to Guaranteed Interest Rates it declares. We cannot predict nor do we guarantee what future interest rates we will declare.

        If you surrender your Contract, or any portion of it, before the end of a Guaranteed Period, we may assess a surrender charge on the amount you surrender. We will also apply a Market Value Adjustment to the amount you surrender, which could increase or decrease the value of your Contract. Under certain conditions, you may withdraw earned interest without a surrender charge or Market Value Adjustment. Surrenders and withdrawals of interest will be subject to income tax and may be subject to a 10% IRS penalty tax if taken before age 59 1/2.

        On the Annuity Commencement Date, we will apply your Net Account Value to the annuity option you have selected, or you may take that amount in one lump sum payment. The annuity payment options are (1) payments for a fixed period from five to thirty years, (2) payments for life, or (3) life income with payments guaranteed for ten years.

        Please read this prospectus carefully. Investors should keep a copy for future reference.

The Platinum Series Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk including the possible loss of investment principal.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2004.

          No one is authorized to make any statement that contradicts this prospectus. You must not rely upon any such statement. This prospectus is not an offer to inquire about, or purchase the securities described in any jurisdiction where it is unlawful to do so.

SUMMARY

What is the Platinum Series Annuity Contract?	The Platinum Series Annuity Contract is a group modified guaranteed annuity contract issued by Protective Life. (See "The Contract," page 6.)
How is a Contract Issued?	We will issue the Contract when we receive and accept your complete application information and an initial Annuity Premium . (See "Issuing a Contract," page 7.)
What is an Annuity Premium?
The Annuity Premium is the premium payment you send us to purchase or add to a Contract. You may send us more than one Annuity Premium provided each Annuity Premium is at least $10,000. We may refuse to accept any Annuity Premium and we may limit the total Annuity Premiums we will accept. (See "Annuity Premiums," page 8.)
Can I cancel my contract?
You may cancel your Contract by returning it to us with a written cancellation request within thirty days after you receive it. When we receive your returned Contract and cancellation request, we will refund the Account Value adjusted by the Market Value Adjustment (except for Individual Retirement Annuities returned within seven days of issuance) and cancel the Contract, as though it had never been issued. (See "Right to Cancel," page 7.)
How do my Annuity Premiums earn interest?
You allocate each Annuity Premium (less applicable premium taxes) to one or more Guaranteed Periods. Each allocation to a Guaranteed Period must be at least $10,000. We establish a Sub-Account for each Guaranteed Period you select. The Sub-Account will earn interest at the Guaranteed Interest Rate for the entire Guaranteed Period. (See "Guaranteed Periods and Sub-Accounts," page 8.)
What happens at the end of a Guaranteed Period?
At the end of a Guaranteed Period you may 1) surrender all or a part of your ending Sub-Account value without a surrender charge or Market Value Adjustment; 2) instruct us to apply the ending Sub-Account Value to one or more Guaranteed Periods that you may select from the Guaranteed Periods we are then offering; or 3) do nothing and a subsequent Guaranteed Period will automatically begin. (See "Guaranteed Periods and Sub-Accounts," page 8.)

Can I take money out of the contract before the end of the Guaranteed Period?	You may take money out of your Contract before the end of a Guaranteed Period by surrendering all or part of the Contract, or by withdrawing the interest earned each year.

Surrenders: If you surrender all or part of your Contract before the end of a Guaranteed Period, we will deduct a surrender charge and we will apply a Market Value Adjustment to the amount surrendered. However, we will not deduct a surrender charge after the first seven years of any Guaranteed Period. (See "Surrender Charges," page 11, and "The Market Value Adjustment," page 12.)

Interest withdrawals: Once each Contract year, you may withdraw some or all of the interest earned in your Contract in the prior Contract year. An automatic interest withdrawal program that allows monthly, quarterly, semi-annual or annual interest withdrawals may also be available. We will not deduct a surrender charge or apply a Market Value Adjustment to annual or automatic interest withdrawals. (See "Interest Withdrawals," page 10.)

Tax consequences and limitations: Surrenders and interest withdrawals may be subject to federal and state income taxes and, if taken prior to age 59 1/2, may be subject to a 10% federal tax penalty. (See "Federal Tax Matters" page 20, "Taxation of Interest Withdrawals and Partial and Full Withdrawals," page 21, and "Penalty Tax on Premature Distributions," page 22.) Surrenders and interest withdrawals from Contracts issued as Qualified Contracts under the Internal Revenue Code may not be allowed in certain circumstances. (See "Federal Tax Matters, Qualified Retirement Plans," page 23.)
What is the surrender charge?
The surrender charge is a percentage of the amount of your Contract that you surrender before the end of a Guaranteed Period. The maximum surrender charge is 7% and it declines to 0% after seven years. We do not apply the surrender charge to amounts that may be withdrawn as annual or automatic interest withdrawals. (See "Surrender Charges," page 11.)
What is a Market Value Adjustment?
The Market Value Adjustment is an amount we deduct from or add to amounts that you surrender before the end of a Guaranteed Period. The Market Value Adjustment formula is tied to our current interest rates. Generally, if our current standard interest rate for Guaranteed Periods equal to the time remaining in the Guaranteed Period from which you are surrendering is .25% or more lower than the standard interest rate associated with the Guaranteed Period from which you are surrendering, the Market Value Adjustment will increase the amount you are entitled to receive. Otherwise, the Market Value Adjustment will decrease the amount you are entitled to receive. Please see "The Market Value Adjustment," at pages 12-15 of this Prospectus for a more complete explanation and examples of the Market Value Adjustment formula.
Does the contract provide a Death Benefit?
If you die before the Annuity Commencement Date, we will pay a death benefit, less any applicable premium tax, to your beneficiary. Generally, the death benefit will be the greater of the Account Value or the Net Account Value as of the date we receive the paperwork necessary to process the death claim, but there are other requirements and conditions. (See "Death Benefit," page 15.)
What annuity benefit does the contract provide?
On the Annuity Commencement Date we will apply the Account Value, less applicable taxes, to the annuity option you select. Annuity options can provide periodic payments that are based on the life of one or two Annuitants, that are guaranteed for a fixed amount of time, or both. As a general rule, the Annuity Commencement Date cannot be after an Annuitant's 90th birthday. (See "Annuity Benefits," page 16.)
When are premium taxes deducted?
If your Contract is subject to a premium tax, we will deduct it, according to applicable law, from the Annuity Premiums when we receive them, upon a full or partial surrender, from the Account Value when we apply it to an annuity option, or from the death benefit before we pay it. Currently, New York does not impose premium tax. (See "Premium Tax," page 15.)
Is the Contract available for Qualified retirement plans?
The Contract may be issued for use with retirement plans receiving special federal income tax treatment under Sections 401, 403, or 408, of the Internal Revenue Code such as pension and profit sharing plans (including H.R. 10 plans), individual retirement accounts, and individual retirement annuities. Contracts issued for use with these qualified retirement plans are referred to as Qualified Contracts and these types of plans are referred to as Qualified Plans. (See "Federal Tax Matters," page 20.)

DESCRIPTION OF THE CONTRACT

The Contract

        The Platinum Series Annuity Contract is a non-participating flexible-premium, deferred, group modified guaranteed annuity contract issued by Protective Life and Annuity Insurance Company. Generally, this prospectus describes certificates issued under an allocated group modified guaranteed annuity contract issued by Protective Life and Annuity to the PL&AIC Annuity Trust. Bankers Trust Co., N.A. of Des Moines, Iowa is the Contract Holder, as the Trustee of the American Foundation Group Insurance Trust. Persons who are account holders of broker-dealers that have entered into a distribution agreement to offer the Contract are eligible to be Owners of the certificates issued under the Contract. We may also offer the Contract to employers and other entities and organized groups acceptable to us. We reserve the right to accept or decline a request to issue a Contract.

        The certificate we issue to an Owner summarizes the provisions of the group modified guaranteed annuity contract. The provisions of the group modified guaranteed annuity contract control whether or not they are included in the certificate. We will provide a copy of the group modified guaranteed annuity contract to an Owner upon request. In this prospectus, we will refer to the group contract and a certificate issued under it as a "Contract".

        Contracts are either Qualified or Non-Qualified. Qualified Contracts are used to fund pension and retirement programs that receive favorable tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. These include H.R. 10 (Keogh) Plans, Individual Retirement Accounts or Annuities (IRAs), and Tax-Sheltered Annuity Programs or Annuities (TSAs). Non-Qualified Contracts may also enjoy tax favored status. (See, "Federal Tax Matters," page 20.)

Parties to the Contract

        Company:  Protective Life and Annuity Insurance Company, also referred to as "Company," "Protective Life," "we," "us" and "our." Prior to March 1, 1999, Protective Life and Annuity Insurance Company was named American Foundation Life Insurance Company.

        Owner:  The person or persons who own a group Contract certificate (sometimes called "Participants" in our contract language and literature). An Owner is entitled to exercise all rights and privileges provided in the Contract, without the consent of a group Contract Holder. Individuals as well as non-natural persons, such as corporations or trusts, may own a Contract; two persons may own a Contract together. In this prospectus, we may refer to Owners as "you" or "your."

        Generally, you may assign or transfer your Non-Qualified Contract to a new Owner by making a written request to our administrative office. An assignment or transfer of ownership, however, may result in tax liability to you. (See "Other Contract Provisions, Assignment or Transfer of a Contract" page 19, and "Federal Tax Matters, Taxation of Interest Withdrawals and Partial and Full Withdrawals" page 21.)

        Beneficiary:  The person or persons who may receive the benefits of a Contract upon the death of an Owner. The surviving Owner of a jointly owned Contract is the primary Beneficiary. If there is no surviving Owner, the primary Beneficiary is the person or persons so designated by the Owner and named in our records. The contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if no primary Beneficiary is living. In the case of some Qualified Contracts, Treasury Department regulations may restrict who may be designated as a Beneficiary.

        If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner. If an Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

        Unless designated irrevocably, you may change the Beneficiary by written notice prior to any Owner's death. If a Beneficiary is designated irrevocably, that Beneficiary's written consent is required before you can change the Beneficiary designation or exercise certain other rights. Your request will be effective on the day you sign it. We will not be liable for any payments made to a former Beneficiary, however, unless we have first notified you that we have received your written request and all necessary written consents at our Administrative Office.

        Annuitant:  The person on whose life annuity income payments may be based. The Owner is the Annuitant unless the Owner designates another person as the Annuitant.

        You may change the Annuitant by written notice prior to the Annuity Commencement Date. If changing Annuitants, you cannot select an Annuitant whose 90th birthday comes before the end of any Guaranteed Period or the Annuity Commencement Date without our prior approval. If any Owner is not a natural person, the Annuitant may not be changed. (See "Annuity Benefits," page 16.)

        If an Annuitant who is not an Owner dies before the Annuity Commencement Date, the first Owner named on the application will become the new Annuitant unless the Owner had designated otherwise.

        Payee:  The person or persons who, generally at the designation of the Owner, receive annuity income payments under the Contract.

Issuing a Contract

        You may purchase a Contract by completing an application and paying an Annuity Premium of at least $10,000. We will apply your initial Annuity Premium to the appropriate Guaranteed Period and issue your Contract as soon as is practical after we receive your Annuity Premium and all of the necessary application information at our Administrative Office. We do not always receive your Annuity Premium on the day that you sign your application or give the Annuity Premium to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Annuity Premium for a substantial period of time after you sign your application.

        If we do not receive all of the necessary application information at our Administrative Office when we receive your Annuity Premium, we will hold your Annuity Premium while we attempt to complete the application. If the necessary application information is not complete after a reasonable time, we will inform you of the reason for the delay and we will return your Annuity Premium unless you specifically consent to our holding it until the application is complete. Once we have all of your necessary application information, we will apply your Annuity Premium to the appropriate Guaranteed Periods and issue a Contract.

        The date we apply your initial Annuity Premium to the appropriate Guaranteed Periods is the Effective Date for the Contract. You will begin to earn interest under the Contract as of this date. The Contract Year is based on the anniversary of your Effective Date.

        After we issue a Contract, you may pay additional Annuity Premiums of at least $10,000 each. Regardless of how many Annuity Premiums you pay, we will generally only issue one Contract. We have the right to decline any application or any Annuity Premium. When we sell Contracts to retirement plans or in connection with retirement plans, those retirement plans may or may not qualify for special tax treatment under the Internal Revenue Code.

Right to Cancel

        You may cancel your Contract by returning it to us with a written cancellation request within thirty days after you receive it. You must return the Contract and cancellation request to our Administrative Office or to the sales representative who sold it to you. If you return the Contract by mail, the effective date of the return will be the postmark date on your properly addressed and postage paid envelope. Upon receiving your returned Contract and cancellation request, we will refund the Account Value adjusted by the Market Value Adjustment (except for Individual Retirement Annuities returned within seven days of issuance), cancel the Contract, and treat it as though it had never been issued.

Annuity Premiums

        The Annuity Premium is the premium payment you send us to purchase or add to a Contract. The Annuity Premium payments accepted by Protective Life and Annuity Insurance Company under the Contract, will be accounted for in a non-unitized separate account. The assets of this separate account equal to the reserves and other contract liabilities are not chargeable with the liabilities arising out of any other business the Company conducts.

        We will only accept Annuity Premiums paid prior to the Annuitant's 90th birthday and we have the right not to accept any Annuity Premium if we so choose. The minimum Annuity Premium is $10,000. We also have the right to limit the total Annuity Premiums we accept without prior approval. Currently, this amount is $2,000,000. You can make an Annuity Premium payment in the form a check made out to Protective Life and Annuity Insurance Company or by any other method we deem acceptable.

        You allocate Annuity Premiums, less any applicable premium tax, to one or more of the Guaranteed Periods available when you pay the Annuity Premium. You must allocate at least $10,000 to each Guaranteed Period you choose and you may not select a Guaranteed Period that extends beyond the Annuity Commencement Date.

Guaranteed Periods and Sub-Accounts

        A Guaranteed Period is the period of years during which we will credit the Guaranteed Interest Rate to a Sub-Account. Currently, we offer a variety of Guaranteed Periods up to 10 years, though all Guaranteed Periods may not be available at all times or in all states. You may not select a Guaranteed Period that extends past an Annuitant's 90th birthday without our approval.

    Initial Guaranteed Period

        We will establish a Sub-Account for each Guaranteed Period to which you allocate an Annuity Premium. Each Sub-Account earns interest at the Guaranteed Interest Rate in effect for that Guaranteed Period from the date the Annuity Premium is credited to the Sub-Account through the end of the Guaranteed Period or until the Sub-Account is surrendered, if earlier.

    Subsequent Guaranteed Periods

        At the end of a Guaranteed Period, you may select from the following options:

  1.
  Surrender all or part of your ending Sub-Account value without a surrender charge or Market Value Adjustment;

  2.
  Instruct us to apply the ending Sub-Account value to one or more subsequent Guaranteed Periods that you select from the Guaranteed Periods we are then offering; or

  3.
  Do nothing and allow a subsequent Guaranteed Period automatically to begin.

    Surrenders at the end of a Guaranteed Period

        To surrender your ending Sub-Account value, you must request the surrender in writing no later than 10 days after the end of the expiring Guaranteed Period. If you surrender your ending Sub-Account value, any surrendered amount may be subject to income taxes, and a 10% IRS penalty tax may apply if you are not yet 59 1/2 years old.

    Selecting a subsequent Guaranteed Period

        To apply the ending Sub-Account value to one or more subsequent Guaranteed Periods, you must give us written instructions as to the Guaranteed Periods that you select no later than 10 days after the end of the expiring Guaranteed Period. You may select a subsequent Guaranteed Period only from the Guaranteed Periods we are offering at the time you make your selection. No subsequent Guaranteed

Period may extend past the Annuity Commencement Date for your Contract. At least $10,000 must be allocated to any subsequent Guaranteed Period.

    Automatic subsequent Guaranteed Periods

        Unless you instruct otherwise, the Sub-Account Value at the end of an expiring Guaranteed Period will be allocated to a subsequent Guaranteed Period. The subsequent Guaranteed Period will be of the same duration as the expiring Guaranteed Period or, if we do not offer a Guaranteed Period of the same duration at that time, the shortest Guaranteed Period we offer that is longer than the expiring Guaranteed Period. The subsequent Guaranteed Period, however, will not extend past the Annuity Commencement Date. The new Sub-Account will earn interest at the Guaranteed Interest Rate in effect for that subsequent Guaranteed Period when your Sub-Account Value is allocated to it.

    Guaranteed Interest Rates in subsequent Guaranteed Periods

        Your beginning Sub-Account value for any subsequent Guaranteed Period earns interest at the rate that is in effect for that subsequent Guaranteed Period(s) on the date your subsequent Guaranteed Period(s) begins. Our Guaranteed Interest Rates for subsequent Guaranteed Periods may differ from our Guaranteed Interest Rates for initial Guaranteed Periods with the same duration.

Guaranteed Interest Rates

        From time to time and at our sole discretion we set Guaranteed Interest Rates for each available Guaranteed Period. A Guaranteed Interest Rate credited to a Sub-Account will not change during the Guaranteed Period. We may, at our discretion, offer higher interest rates on Annuity Premiums, renewals, or both if your Account Value or your Annuity Premium is $100,000 or more.

        In determining Guaranteed Interest Rates, we consider the interest rates available on the types of instruments in which the Company intends to invest the proceeds attributable to the Contracts. (See "Investments by Protective Life and Annuity Insurance Company," page 17.) In addition, we may also consider various other factors in determining Guaranteed Interest Rates, including but not limited to the following factors: regulatory and tax requirements; sales commissions and administrative expenses the Company incurs; general economic trends; and competitive factors. Protective Life and Annuity Insurance Company makes the final determination as to Guaranteed Interest Rates it declares. We cannot predict nor do we guarantee what future interest rates we will declare.

Compounding of Interest

        The Guaranteed Interest Rate we declare for each Sub-Account is the annual effective interest rate for the Sub-Account, which means the declared interest rate includes the effects of compounding. Interest compounds daily in the Sub-Account for the duration of the Guaranteed Period. Below is an illustration of how interest is credited during each year of a five-year Guaranteed Period. For the purposes of this example, we have made assumptions as indicated.

        Please note that the following example assumes no surrenders or withdrawals of any amount and no premium taxes due on issuance. A Market Value Adjustment and surrender charge may apply to any full or partial surrender you make prior to the end of a Guaranteed Period (See "Surrenders," page 11). The hypothetical interest rates are for purposes of illustration only and we do not intend them as a prediction of any future interest rates we may declare under the Contract. The actual interest rates we declare for any Guaranteed Period may be more or less than what we have used in this illustration.

Example of Compounding at the Guaranteed Interest Rate

Deposit:	$100,000
Guaranteed Period:	5 Years
Guaranteed Interest Rate:	5.0%
	Year 1	Year 2	Year 3	Year 4	Year 5
Beginning of Year 1 Account Value:	$100,000.00
x (1 + Guaranteed Interest Rate):	1.05
= End of Year 1 Account Value:	$105,000.00
Beginning of Year 2 Account Value:		$105,000.00
x (1 + Guaranteed Interest Rate):		1.05
= End of Year 2 Account Value:		$110,250.00
Beginning of Year 3 Account Value:			$110,250.00
x (1 + Guaranteed Interest Rate):			1.05
= End of Year 3 Account Value:			$115,762.50
Beginning of Year 4 Account Value:				$115,762.50
x (1 + Guaranteed Interest Rate):				1.05
= End of Year 4 Account Value:				$121,550.62
Beginning of Year 5 Account Value:					$121,550.62
x (1 + Guaranteed Interest Rate):					1.05
= End of Year 5 Account Value:					$127,628.16

Total Interest Credited in Guaranteed Period: $127,628.16 - $100,000 = $27,628.16
Account Value at End of Guaranteed Period: $100,000 + $27,628.16 = $127,628.16

Interest Withdrawals

        Once each Contract year, you may instruct us to send you all or a portion of the interest credited to your Sub-Accounts during the prior Contract year. Your instructions must be in writing. Currently, for most Guaranteed Periods, you may establish automatic interest withdrawals that are paid to you monthly, quarterly, semi-annually or annually. We reserve the right to limit automatic interest withdrawals to one per Contract year upon notice to you.

        Interest withdrawals remove money from your Sub-Account that would otherwise have been compounding interest on a daily basis. Because of this interruption of interest compounding, the more you withdraw, the less interest your Sub-Account will generate over time. Larger withdrawals reduce the compounding of interest more than smaller withdrawals; frequent withdrawals hinder the compounding process more than infrequent withdrawals; and earlier withdrawals reduce your interest more than later withdrawals would.

        We will not impose a surrender charge or Market Value Adjustment on interest withdrawals but interest withdrawals may be subject to federal and state income tax and a 10% penalty tax. In addition, interest withdrawals from Contracts issued as Tax-Sheltered Annuities are prohibited in certain circumstances. (See "Federal Tax Matters," page 20.)

Account Values

        The value of a Sub-Account at any time is equal to the amounts that were allocated to that Sub-Account, plus any interest credited to it, minus any interest withdrawals and surrenders (including any surrender charges, Market Value Adjustment and premium taxes). The sum of the Sub-Account values in your Contract is called the Account Value and represents the total value of your Contract.

        The Net Sub-Account Value is equal to the Sub-Account value modified by any Market Value Adjustment, minus surrender charges, and premium taxes that would apply in the case of a full surrender of the Sub-Account. The Net Account Value, which is the sum of all the Net Sub-Account values under your Contract, is the amount you would be entitled to receive if you made a full surrender of your Contract. For this reason, the Net Account Value is sometimes called the "Surrender Value" of a Contract.

SURRENDERS

Surrenders

    Surrenders and Partial Surrenders

        You may surrender your entire Contract at any time before Annuity payments begin. You may surrender part of the Contract before Annuity payments begin if the value of each remaining Sub-Account is at least $10,000 after the surrender.

        Your surrender request must be in writing and, if you request a partial surrender, you must specify the Sub-Accounts from which the partial surrender will be taken. If you have more than one Sub-Account with the same Guaranteed Period, you must take the partial surrender from the Sub-Account with the shortest time remaining until maturity.

        Partial and full surrenders from Contracts issued as Tax-Sheltered Annuities are prohibited in certain circumstances. (See "Federal Tax Matters," page 20.)

    Taxes May Apply

        Amounts surrendered may be subject to federal and state income taxes. The taxable amount of a surrender may, under certain circumstances, be subject to a 10% federal tax penalty. In the case of Qualified Contracts, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, surrenders from Qualified Contracts may require your spouse's consent even if your spouse is not an Owner. (See "Federal Tax Matters," page 20.) Premium taxes may also apply. (See "Premium Tax," page 15.) You should consult your tax advisor about the effect a surrender from the Contract may have on your taxes.

    Delay of Payments

        We may delay payment of a surrender for up to six months from the date we receive your written request, or for the period permitted by state insurance law, if shorter.

Surrender Value

        The surrender value is the amount available to you upon a surrender or partial surrender. The surrender value is calculated as of the date we receive your surrender request using the following formula:

                                               Surrender Value = A - S - M - P, where

                                               A = the amount of account value you surrender;
                                               S = the amount of the surrender charge;
                                               M = the amount of the Market Value Adjustment;
                                               P = the amount of any applicable premium tax.

Surrender Charges

        Surrenders and partial surrenders may be subject to a surrender charge. Generally, we will assess a surrender charge if you take a surrender during the first seven years of any Guaranteed Period. We calculate the surrender charge separately for each Sub-Account. We determine the amount of the surrender charge for each Sub-Account as follows:

  1.
  We subtract any amount available as an interest withdrawal from the surrender amount requested;

  2.
  We adjust the result of step one by the Market Value Adjustment, which gives us the "Adjusted Account Value;" then

  3.
  We apply the appropriate surrender charge percentage, indicated in the tables below, to the Adjusted Account Value.

SURRENDER CHARGE PERCENTAGE FOR INITIAL GUARANTEED PERIODS

	Premium Year during which Surrender is Taken
Guaranteed Period
	1	2	3	4	5	6	7	8	9	10
1	1%
2	2%	1%
3	3%	2%	1%
4	4%	3%	2%	1%
5	5%	4%	3%	2%	1%
6	6%	5%	4%	3%	2%	1%
7-10	7%	6%	5%	4%	3%	2%	1%	0%	0%	0%

SURRENDER CHARGE PERCENTAGE FOR SUBSEQUENT GUARANTEED PERIODS

	Premium Year during which Surrender is Taken
Guaranteed Period
	1	2	3	4	5	6	7	8	9	10
1	1%
2	2%	1%
3	3%	2%	1%
4	4%	3%	2%	1%
5	5%	4%	3%	2%	1%
6	5%	5%	4%	3%	2%	1%
7-10	5%	5%	5%	4%	3%	2%	1%	0%	0%	0%

We do not apply surrender charge:

  •
  after the first seven years of any Guaranteed Period;

  •
  to interest withdrawals;

  •
  to surrenders at the end of a Guaranteed Period, if we receive written request within 10 days after the end of the Guaranteed Period.

The Market Value Adjustment

        We will apply a Market Value Adjustment if you request a full or partial surrender before the end of a Sub-Account's Guaranteed Period. The Market Value Adjustment reflects the general relationship between interest rates available when a Sub-Account was established and the interest rates available at the time of the surrender from that Sub-Account.

        The Market Value Adjustment formula contains a 0.25% set percentage factor that compensates us for certain expenses and losses that we may incur, either directly or indirectly, as a result of the surrender. Another factor in the formula decreases the effect of the Market Value Adjustment as the Sub-Account matures by taking into consideration the number of months remaining in the Guaranteed Period from which the surrender is taken.

        Like the surrender charge, the Market Value Adjustment is calculated separately for each Sub-Account. We determine the amount of the Market Value Adjustment for each Sub-Account by subtracting any amount available as an interest withdrawal from the surrender amount requested, and then multiplying the result by the Market Value Adjustment percentage derived from the formula below:

        Market Value Adjustment Percentage = (C – I + 0.25%) x (N/12), where

        C = the Guaranteed Interest Rate currently in effect for a Guaranteed Period equal to the time remaining in the Guaranteed Period from which the surrender is being made. Linear interpolation will be used to determine C when the time remaining is not an integral number of whole years. When the time remaining is less than one year, C will be the current one year rate;

        I = the Guaranteed Interest Rate initially established for the Guaranteed Period from which the surrender is being made;

        N = the number of months remaining in the Guaranteed Period from which the surrender is being made.

        We will determine the Guaranteed Interest Rate in C based on the same factors used in determining the Guaranteed Interest Rate in I, including whether the original Guaranteed Period was an initial Guaranteed Period or a subsequent Guaranteed Period, and whether or not I included excess rate. In the event that we no longer calculate a current Guaranteed Interest Rate, we will use a suitable replacement index.

        The Market Value Adjustment may increase or decrease the surrender value. If, at the time of the surrender, the interest rate determined for C is more than 0.25% lower than the interest rate determined for I, the Market Value Adjustment will increase the surrender value. Otherwise, the Market Value Adjustment will decrease the Surrender Value.

        We will include the Market Value Adjustment in the amount we deduct from the Sub-Account to satisfy your surrender request. The total Market Value Adjustment for your surrender is the sum of the Market Value Adjustments for each Sub-Account from which the surrender is taken.

        We do not apply the Market Value Adjustment to an interest withdrawal. When calculating the Market Value Adjustment, we subtract any amount available as an interest withdrawal before we apply the Market Value Adjustment. If we receive your written surrender request no later than ten days after the end of a Sub-Account's Guaranteed Period, we do not apply the Market Value Adjustment to surrenders from that Sub-Account.

        Please note that the following example assumes no interest withdrawals, no premium taxes due on issuance, and no surrenders other than those shown in the example. The hypothetical interest rates are for purposes of illustration only and we do not intend them as a prediction of any future interest rates we may declare under the Contract. The actual interest rates we declare for any Guaranteed Period may be more or less than what we have used in this illustration.

MARKET VALUE ADJUSTMENT AND SURRENDER CHARGE EXAMPLES
FULL SURRENDER AFTER COMPLETION OF YEAR 3

Guaranteed Period (years):	3	5	7	Total
Initial –
Annuity Deposit:	$10,000.00	$10,000.00	$10,000.00	$30,000.00
Guaranteed Interest Rate:	5.00%	5.20%	5.40%
Year 1 –
Beginning of Year Account Value:	$10,000.00	$10,000.00	$10,000.00	$30,000.00
x (1 + Guaranteed Interest Rate):	1.050	1.052	1.054
= End of Year Account Value:	$10,500.00	$10,520.00	$10,540.00	$31,560.00
– Beginning of Year Account Value:	$10,000.00	$10,000.00	$10,000.00	$30,000.00

Guaranteed Period (years):	3	5	7	Total
= Interest Earned during Year:	$500.00	$520.00	$540.00	$1,560.00
Year 2 –
Beginning of Year Account Value:	$10,500.00	$10,520.00	$10,540.00	$31,560.00
x (1 + Guaranteed Interest Rate):	1.050	1.052	1.054
= End of Year Account Value:	$11,025.00	$11,067.04	$11,109.16	$33,201.20
– Beginning of Year Account Value:	$10,500.00	$10,520.00	$10,540.00	$31,560.00
= Interest Earned during Year:	$525.00	$547.04	$569.16	$1,641.20
Year 3 –
Beginning of Year Account Value:	$11,025.00	$11,067.04	$11,109.16	$33,201.20
x (1 + Guaranteed Interest Rate):	1.050	1.052	1.054
= End of Year Account Value:	$11,576.25	$11,642.53	$11,709.05	$34,927.83
– Beginning of Year Account Value:	$11,025.00	$11,067.04	$11,109.16	$33,201.20
= Interest Earned during Year:	$551.25	$575.49	$599.89	$1,726.63
After Completion of Year 3 –
Account Value:	$11,576.25	$11,642.53	$11,709.05	$34,927.83
– Prior Year's Interest:	$551.25	$575.49	$599.89	$1,726.63
= Amount Subject to Market Value Adjustment:	$11,025.00	$11,067.04	$11,109.16	$33,201.20
Number of Months Remaining in the Guaranteed Period:	0	24	48
Example #1 — Increasing Interest Rate Environment
Current Remaining Interest Rate:	5.50%	5.70%	5.90%
– Initial Guaranteed Interest Rate:	5.00%	5.20%	5.40%
+ 0.25%:	0.25%	0.25%	0.25%
x Number Months Remaining / 12:	0.00	2.00	4.00
= Market Value Adjustment Percentage:	0.00%	1.50%	3.00%
x Subjected Amount:	$11,025.00	$11,067.04	$11,109.16	$33,201.20
= Market Value Adjustment:	$0.00	$166.01	$333.27	$499.28
Account Value:	$11,576.25	$11,642.53	$11,709.05	$34,927.83
– Market Value Adjustment:	$0.00	$166.01	$333.27	$499.28
= Adjusted Account Value:	$11,576.25	$11,476.52	$11,375.76	$34,428.55
– Prior Year's Interest:	$551.25	$575.49	$599.89	$1,726.63
= Amount Subject to Surrender Charge:	$11,025.00	$10,901.03	$10,775.89	$32,701.92
x Surrender Charge Percentage:	0.00%	2.00%	4.00%
= Surrender Charge:	$0.00	$218.02	$431.04	$649.06
Account Value:	$11,576.25	$11,642.53	$11,709.05	$34,927.83
– Market Value Adjustment:	$0.00	$166.01	$333.27	$499.28
– Surrender Charge:	$0.00	$218.02	$431.04	$649.06
= Surrender Value:	$11,576.25	$11,258.50	$10,944.74	$33,779.49
Example #2 — Decreasing Interest Rate Environment
Current Remaining Interest Rate:	4.50%	4.70%	4.90%
– Initial Interest Rate:	5.00%	5.20%	5.40%
+ 0.25%:	0.25%	0.25%	0.25%
x Number Months Remaining / 12:	0.00	2.00	4.00
= Market Value Adjustment Percentage:	0.00%	-0.50%	-1.00%
x Subjected Amount:	$11,025.00	$11,067.04	$11,109.16	$33,201.20
= Market Value Adjustment:	$0.00	$(55.34)	$(111.09)	$(166.43)
Account Value:	$11,576.25	$11,642.53	$11,709.05	$34,927.83
– Market Value Adjustment:	$0.00	$(55.34)	$(111.09)	$(166.43)
= Adjusted Account Value:	$11,576.25	$11,697.86	$11,820.15	$35,094.26
– Prior Year's Interest:	$551.25	$575.49	$599.89	$1,726.63
– Amount Subject to Surrender Charge:	$11,025.00	$11,122.38	$11,220.25	$33,367.63

Guaranteed Period (years):	3	5	7	Total
x Surrender Charge Percentage:	0.00%	2.00%	4.00%
= Surrender Charge:	$0.00	$222.45	$448.81	$671.26
Account Value:	$11,576.25	$11,642.53	$11,709.05	$34,927.83
– Market Value Adjustment:	$0.00	$(55.34)	$(111.09)	$(166.43)
– Surrender Charge:	$0.00	$222.45	$448.81	$671.26
= Surrender Value:	$11,576.25	$11,475.41	$11,371.34	$34,423.00

Premium Tax

        Premium tax (including related retaliatory taxes and fees, if any) will be deducted when applicable. If your Contract is subject to a premium tax, we will deduct it according to applicable law from either your Annuity Premiums when received, upon a full or partial surrender, from the amount applied to an annuity option, or from the death benefit. The current rate of premium tax ranges up to 3.50%. Currently, New York does not impose premium tax.

DEATH BENEFIT

Death of an Owner

        If any Owner dies prior to the Annuity Commencement Date while the Contract is in force, we will pay a death benefit to the Beneficiary. If there are joint Owners to a Contract and one dies prior to the Annuity Commencement Date, the surviving Owner will be the Beneficiary. If there is no Beneficiary living or named, we will pay the death benefit to the estate of the deceased Owner. If any Owner is not a natural person, the death of the Annuitant will be treated as the death of an Owner. We will not pay a death benefit if an Owner dies after the Annuity Commencement Date. (See "Death of the Owner or Annuitant After the Annuity Commencement Date," page 17.)

Determining the Death Benefit

        We will determine the death benefit as of the date we receive due proof of an Owner's death. If we receive a claim for the death benefit in good order and within 12 months of the date of the Owner's death, the death benefit will be the greater of the Net Account Value or the Account Value less applicable premium tax. If we receive the claim more than 12 months after the date of death, the death benefit will be the Net Account Value.

Paying the Death Benefit

        Only one death benefit is payable under a Contract, even though the Contract may, under some circumstances, continue beyond the time of an Owner's death.

        The death benefit may be taken in one lump sum immediately, in which event the Contract will terminate. If the death benefit is not taken immediately as a lump sum, the entire interest in the Contract must be distributed under one of the following options:

    (1)
    the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death; or

    (2)
    the entire interest must be distributed within five years of the Owner's death.

        If the Beneficiary is the deceased Owner's spouse, the surviving spouse may choose, in lieu of taking the death benefit, to continue the Contract and become the new Owner. The surviving spouse may then select a new Beneficiary. Upon the surviving spouse's death, the death benefit will become payable to the new Beneficiary and must then be distributed to the new Beneficiary in one sum immediately or according to option 1 or 2, described above.

        If there is more than one Beneficiary, these provisions apply to each Beneficiary individually.

        The death benefit provisions of this Contract shall be interpreted to comply with the requirements of §72(s) of the Internal Revenue Code. We reserve the right to endorse this Contract, as necessary, to conform to regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

ANNUITY BENEFITS

Annuity Commencement Date

        You may select an Annuity Commencement Date when you purchase a Contract. The Annuity Commencement Date may not be earlier than the end of any Guaranteed Period nor later than the Annuitant's 90th birthday. If you do not select one, the Annuity Commencement Date will be the end of the Contract year immediately before the Annuitant's 90th birthday.

        You may change the Annuity Commencement Date, subject to some general restrictions:

  •
  You must request the change in writing.

  •
  We must receive the written request at least 30 days before the new Annuity Commencement Date you requested.

  •
  The new Annuity Commencement Date may not come before the end of any existing Guaranteed Period.

  •
  Unless we agree prior to the change, the new Annuity Commencement Date may not be later than the Annuitant's 90th birthday.

        Once our Administrative Office notifies you that we have received and approved your written request to change the Annuity Commencement Date, the change will be made effective as of the date you signed the request.

        Annuity Commencement Dates that occur after the Annuitant's 90th birthday may have adverse income tax consequences so you should consult your tax advisor before requesting an Annuity Commencement Date at these advanced ages. You may be required to begin distributions from Qualified Contracts before the Annuity Commencement Date. (See "Federal Tax Matters, Qualified Retirement Plans" 23.)

Annuity Options

        On the Annuity Commencement Date we will apply part or all of your Account Value to the annuity option you have selected. If you have not selected an annuity option, we will apply your Account Value to Option 3 — Life Income with Payments for a 10 Year Certain Period. You may select from the following annuity options. For Qualified Contracts, additional annuity options may apply with certain restrictions.

        • Option 1 — Payments for a Fixed Period.

          We will make equal payments for any period not less than five years nor more than 30 years. The amount of each payment depends upon the total amount applied, the period selected and the interest rate we are using when the annuity payments are determined.

        • Option 2 — Payments for Life.

          We will make equal payments based on the life of the named Annuitant or Annuitants. Payments stop when the last Annuitant dies, no matter how few or how many payments have been made.

        • Option 3 — Life Income with Payments for a 10 Year Certain Period.

          We will make equal payments based on the life of 1 or 2 named Annuitants. Payments will continue for the lifetime of the Annuitant(s) with payments guaranteed for 10 years. Payments stop at the end of the certain period or when the last Annuitant die(s), whichever is later.

                Other annuity options may be available on your Annuity Commencement Date.

Annuity Payments

        We will use the Annuitant's age on the Annuity Commencement Date to determine the amount of the payments under the annuity option you select.We calculate the amount of each annuity payment using the Annuity Tables published in the Contract. Those tables are based on the 1983 Individual Annuitant Mortality Table A projected 14 years with interest credited at 3% per annum. One year will be deducted from the attained age of the Annuitant for every three completed years beyond the year 1997. If, at the time you select an annuity option, we offer more favorable options or rates, the higher benefits will apply.

        Generally, we will make the first annuity payment one month after the Annuity Commencement Date. We will make subsequent payments according to the payment mode you select. We reserve the right to pay the Net Account Value in a lump sum if it is less than $5,000, and to change the frequency of your annuity payments if at any time the annuity payment is less than our current minimum payment amount.

        As a condition for making the first annuity payment, we may require proof of the Annuitant's age and gender. As a condition for continuing to make annuity payments that are based on the life of an Annuitant, we may at any time require proof that the Annuitant is still living. You may not surrender this Contract after annuity payments begin.

Death of the Owner or Annuitant After the Annuity Commencement Date

        If any Owner or Annuitant dies on or after the Annuity Commencement Date and before all the annuity payments have been made, we will distribute any remaining payments at least as rapidly as under the annuity option in effect on the date of death. After the death of an Annuitant, we will make any remaining payments to the Beneficiary unless you specified otherwise before the Annuitant died.

INVESTMENTS BY PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

        Protective Life's investment philosophy is to maintain a portfolio that is matched to its liabilities with respect to yield, risk, and cash flow characteristics. The types of assets in which Protective Life may invest are governed by state laws that prescribe permissible investment assets. Within the parameters of these laws, Protective Life invests its assets giving consideration to such factors as liquidity needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure.

        In establishing Guaranteed Interest Rates, Protective Life intends to take into account, among other things, the yields available on the instruments in which it intends to invest the proceeds from the Contracts. (See "Guaranteed Interest Rates" on page 9.) Protective Life's investment strategy with respect to the proceeds attributable to the Contracts will be to invest primarily in investment-grade debt instruments having durations tending to match the applicable Guaranteed Periods. It is also anticipated that some portion of the portfolio will be invested in commercial mortgages. Protective Life may also invest in lower than investment-grade debt instruments.

        Investment-grade debt instruments in which Protective Life intends to invest the proceeds from the Contracts include:

        Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

        Mortgaged-backed and corporate debt securities which have an investment grade, at the time of purchase, within the four highest-grades assigned by Moody's Investors Service, Inc. (Aaa, Aa, A, Baa), Standard & Poor's Corporation ("S&P") (AAA, AA, A, or BBB) or any other nationally recognized rating service. Protective Life considers bonds rated Baa or higher by Moody's or BBB or higher by S&P to be investment grade. At December 31, 2003, 94.8% of bonds in which the Company invests were considered investment grade; 40.0% of these bonds were rated Baa or BBB.

        Mortgage-backed securities are based upon residential mortgages which have been pooled into securities. Mortgage-backed securities may have greater cash flow volatility as a result of the pass-through of prepayments of principal on the underlying loans. Prepayments of principal on the underlying residential loans can be expected to accelerate with decreases in interest rates and diminish with increases in interest rates.

        Debt obligations which have a Moody's or Standard & Poor's rating below investment-grade may comprise a portion of the portfolio. Risks associated with investments in less than investment-grade debt obligations may be significantly higher than risks associated with investments in debt securities rated investment-grade. Risk of loss upon default by the borrower is significantly greater with respect to such debt obligations than with other debt securities because these obligations may be unsecured or subordinated to other creditors. Additionally, there is often a thinly traded market for such securities and current market quotations are frequently not available for some of these securities. Issuers of less than investment-grade debt obligations usually have higher levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than investment-grade issuers. Fixed maturity securities rated BBB may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturity securities.

        Protective Life's primary mortgage lending emphasis has been on small commercial mortgage loans to finance shopping centers that provide for the necessities of life. Protective Life has been making this type of loan for many years with little principal loss over that time.

        Annuity Premium payments accepted by Protective Life under the Contracts will be allocated to and accounted for in a non-unitized separate account. The assets of this separate account equal to the reserves and other contract liabilities are not chargeable with the liabilities arising out of any other business Protective Life conducts. The separate account is a pool of assets that provides an additional measure of assurance that Owners will receive full payment in the unlikely event of liquidation of the Company. It is not an investment vehicle in whose performance Owners will have any interest. The federal government or its instrumentalities does not guarantee the Contracts. Protective Life backs the guarantees associated with the Contracts.

        While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Contracts, we are not obligated to invest the proceeds attributable to the Contracts according to any particular strategy, except as may be required by the insurance laws of Alabama and other states in which we operate.

OTHER CONTRACT PROVISIONS

Non-Participating

        The Contract does not share in our surplus or profits and does not pay dividends.

Notice

        All instructions and requests to change or assign a Contract must be in a written form acceptable to us and signed by the Owner. The instruction, change or assignment will relate back to and take effect on the date it was signed, but we will not be responsible for following any instruction or making any change or assignment before we receive it and acknowledge it through our Administrative Office. Send correspondence to: Investment Products Services, P. O. Box 10648, Birmingham, Alabama 35202-0648.

Reports

        At least once each year, we will send you a report showing the current Account Value, Sub-Account value, and any other information required by law.

Transactions and Modification of the Contract

        Currently, you must make any request for a change or transaction under your Contract in writing and on a form acceptable to Protective Life. Changes and transactions under your Contract include actions such as: paying additional Annuity Premiums; requesting surrenders or interest withdrawals; changing the Annuity Commencement Date, annuity option, or Annuitant; or making a death benefit claim.

        No one is authorized to modify or waive any term or provision of the Contract unless we agree and unless it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of the Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure the Contract continues to qualify as an annuity under the Internal Revenue Code. We will send you a copy of any endorsement that modifies your Contract and will obtain all necessary approvals including, where required, that of the Owner.

Assignment or Transfer of a Contract

        You have the right to assign or transfer a Contract if it is permitted by applicable law. Generally, you do not have the right to assign or transfer a Qualified Contract. We do not assume responsibility for any assignment or transfer. Any claim made under an assignment or transfer is subject to proof of the nature and extent of the assignee's or transferee's interest before we make a payment. Assignments and transfers have federal income tax consequences. An assignment or transfer may result in the Owner recognizing taxable income. (See, "Federal Tax Matters, Taxation of Interest Withdrawals and Partial and Full Withdrawals" page 21.)

Facility of Payment

        If the Annuitant or Beneficiary is incapable of giving a valid receipt for any payment, we may make payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Protection of Proceeds

        To the extent permitted by law, no benefits payable under a Contract will be subject to the claims of creditors of any payee.

Error in Age or Gender

        When a Contract benefit depends upon any person's age or gender, we may require proof of such. We may suspend the benefit until we receive that proof. When we receive satisfactory proof, we will make any payments that were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based on gender.

        If, after we receive proof of age and gender (where applicable), we determine that the information you furnished to us was not correct, we will adjust the benefits under your Contract to that which would have been due based upon the correct information. If we underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective rate of 3%.

Suspension of Contracts

        Under certain circumstances, we may be required by law to reject an Annuity Premium payment, freeze a Contract, or both. Under these circumstances, we would refuse to honor any request for withdrawals, surrenders or death benefits. Once frozen, we would hold any Account Value in an interest bearing account until we receive instructions from the appropriate regulatory or law enforcement authorities.

DISTRIBUTION OF THE CONTRACTS

        Investment Distributors, Inc., ("IDI") is the principal underwriter for the Contracts and has agreed to use its best efforts to distribute them. IDI is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers ("NASD"). IDI is a wholly owned subsidiary of Protective Life Corporation, which is the ultimate parent corporation of Protective Life and Annuity Insurance Company.

        IDI enters into distribution agreements with other broker-dealers registered under the Securities Exchange Act of 1934. These broker-dealers offer the Contracts to individuals and groups who have established accounts with them. IDI may also offer the Contracts to members of certain other eligible groups or other eligible individuals.

        Unless forbidden by law, we pay a commission on each Annuity Premium and on the Sub-Account Value transferred to a subsequent Guaranteed Period. The maximum commission we will pay is 7%.

FEDERAL TAX MATTERS

Introduction

        The following discussion of the federal income tax treatment of the Contracts is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contracts is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this prospectus. These authorities, however, are subject to change by Congress, the IRS, and judicial decisions.

        This discussion does not address state or local tax consequences associated with the purchase of the Contracts. In addition, the Company makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.

The Company's Tax Status

        The Company is taxed as a life insurance company under the Code. The assets underlying the Contracts will be owned by the Company, and the income derived from such assets will be includible in the Company's income for federal income tax purposes.

Taxation of Annuities in General

    Tax Deferral During Accumulation Period

        Under existing provisions of the Code (and except as described below), the Contracts should be treated as annuities and any increase in an Owner's Account Value is generally not taxable to the Owner or Annuitant until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution.

        As a general rule, Contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuities for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner during the taxable year. There are several exceptions to this general rule for Contracts held by non-natural persons. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

        In addition, exceptions to the general rule for non-natural Contract owners will apply with respect to (1) Contracts acquired by an estate of a decedent by reason of the death of the decedent, (2) Contracts issued in connection with certain Qualified Plans, (3) Contracts purchased by employers upon the termination of certain Qualified Plans, (4) certain Contracts used in connection with structured settlement agreements, and (5) Contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

        If the Contract's Annuity Commencement Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age, e.g., past age 85, it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the Owner would be taxable currently on the annual increase in the Account Value.

        The remainder of this discussion assumes that the Contract will constitute an annuity for federal tax purposes.

    Taxation of Interest Withdrawals and Partial and Full Withdrawals

        In the case of an interest withdrawal or partial surrender, amounts received generally are includable in income to the extent the Owner's Account Value before the withdrawal or partial surrender exceeds his or her "investment in the contract." In the case of a full surrender, amounts received are includable in income to the extent they exceed the investment in the contract. For these purposes the investment in the contract at any time equals the premiums paid under the Contract (to the extent such premium payments were neither deductible when made nor excludable from income as, for example, in the case of certain employer contributions to Qualified Contracts) less any amounts previously received from the Contract which were not included in income.

        Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge (or agreement to assign or pledge) any portion of the Account Value is treated as a withdrawal of such amount or portion. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be taxed on the difference between the Account Value and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

        There is some uncertainty regarding the treatment of the Market Value Adjustment for purposes of determining the amount includable in income as a result of any interest withdrawal, partial surrender, assignment or pledge, or transfer without adequate consideration. Congress has given the IRS regulatory authority to address this uncertainty. However, as of the date of this prospectus, the IRS has not issued any regulations addressing these determinations.

    Taxation of Annuity Payments

        Normally, the portion of each annuity payment taxable as ordinary income is equal to the excess of the payment over the excludable amount. The excludable amount is the amount determined by multiplying (1) the payment by (2) the ratio of the investment in the contract, adjusted for any period certain or refund feature, to the total expected value of annuity payments for the term of the Contract (determined under Treasury Department regulations).

        Once the total amount of the investment in the contract is excluded using this ratio, annuity payments will be fully taxable. If annuity payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the Annuitant in his last taxable year.

        There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

Example of Determination of Excludable Amount

Assumptions:
Investment in contract:	$70,000
Annuity option selected:	10 year certain period
Payment frequency:	Monthly, with the initial payment made immediately upon annuitization
Hypothetical payment:	$1,000
Calculations:
Total payments =	Hypothetical payment multiplied by the number of payments to be made: $1,000 x 120 = $120,000
Exclusion ratio =	Cost basis divided by the total payments: $70,000 ÷ $120,000 = 58.33%
Excludable amount =	Exclusion ratio multiplied by the hypothetical payment: 58.33% x $1,000 = $583.33

    Taxation of Death Benefit Proceeds

        Prior to the Annuity Commencement Date, amounts may be distributed from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includible in income as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above, or (2) if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above. After the Annuity Commencement Date, where a guaranteed period exists under an annuity option and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income as follows: (1) if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract, at that time, or (2) if distributed in accordance with the existing Annuity Option selected, they are fully excludable from income until the remaining investment in the contract is deemed to be recovered, and all annuity payments thereafter are fully includible in income.

        Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding", page 25.) In addition, in the case of such proceeds from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollover Rules", page 25.)

    Penalty Tax on Premature Distributions

        Where a Contract has not been issued in connection with a Qualified Plan, there generally is a 10% penalty tax on the taxable amount of any payment from the Contract unless the payment is: (a) received on or after the Owner reaches age 59 1/2; (b) attributable to the Owner becoming disabled (as defined in the tax law); (c) made on or after the death of the Owner or, if an Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law); (d) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated beneficiary (as defined in the tax law); or (e) made under a Contract purchased with a single premium when the Annuity Commencement Date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period. (Similar rules, described below, generally apply in the case of Qualified Contracts.)

    Aggregation of Contracts

        In certain circumstances, the IRS may determine the amount of an annuity payment or a withdrawal or surrender from a Contract that is includable in income by combining some or all of the annuity contracts owned by an individual which are not issued in connection with a Qualified Plan. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his or her interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment not received as an annuity (including interest withdrawals prior to the Annuity Commencement Date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the time when income is taxable and the amount which might be subject to the 10% penalty tax described above.

    Exchanges of Annuity Contracts

        We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. However, if you exchange part of an existing annuity contract for the Contract, the IRS might treat the two contracts as one annuity contract in certain circumstances. (See "Aggregation of Contracts".) You should consult your tax adviser before attempting to exchange part or all of an existing annuity contract for the Contract.

    Loss of Interest Deduction Where Contracts Are Held by or for the Benefit of Certain Non-natural Persons

        In the case of Contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that is received or accrued by the Owner during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax advisor.

Qualified Retirement Plans

    In General

        The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Those who are considering the purchase of a Contract for use in connection with a Qualified Plan should consider, in evaluating the suitability of the Contract, that the Contract requires an Annuity Premium of at least $10,000. Numerous special tax rules apply to participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, no attempt is made in this prospectus to provide more than general information about the use of the Contracts with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal tax rules, and this prospectus does not describe any of these differences.

        The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, both the amount of the contribution that may be made, and the tax deduction or exclusion that the Owner may claim for such contribution, are limited under Qualified Plans and vary with the type of plan. Also, in the case of interest withdrawals, full and partial surrenders, and annuity payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable.

        If a Contract is issued in connection with a Qualified Plan, the Owner and the Annuitant generally must be the same person. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such case, the Owner may need the consent of the spouse or ex-spouse to change annuity options, elect an interest withdrawal, or make a partial or full surrender of the Contract.

        In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any fixed period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities ("IRAs"), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts generally must commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires.

        There is also a 10% penalty tax on the taxable amount of any payment from certain Qualified Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment (a) received on or after the Owner reaches age 59 1/2, (b) received on or after the Owner's death or because of the Owner's disability (as defined in the tax law), or (c) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and the Owner's designated Beneficiary (as defined in the tax law). These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax advisor.

        When issued in connection with a Qualified Plan, a Contract will be amended as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

        Following are brief descriptions of various types of Qualified Plans in connection with which the Company will generally issue a Contract.

        Individual Retirement Annuities.  Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, subject to the direct rollover and mandatory withholding requirements discussed below, distributions from certain Qualified Plans may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with a "Coverdell Education Savings Account" (formerly known as an "Education IRA") under Section 530 of the Code, a "Simplified Employee Pension" under Section 408(k) of the Code, as a "SIMPLE IRA" under Section 408(p) of the Code or as a "Roth IRA" under Section 408A of the Code.

        Corporate and Self-Employed ("H.R.10" and "Keogh") Pension and Profit-Sharing Plans.  Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. Corporate and self-employed pension and profit sharing plans are also subject to nondiscrimination rules. The nondiscrimination rules generally require that benefits, rights or features of the plan not discriminate in favor of highly compensated employees. In evaluating whether the Contract is suitable for purchase in connection with such a plan, you should consider the effect of the higher discretionary interest rate that may be credited to Annuity Premiums of $100,000 or more on the plan's compliance with applicable nondiscrimination requirements. Violation of these rules can cause loss of the plan's tax favored status under the Internal Revenue Code. Employers intending to use the Contract in connection with such plans should seek competent advice.

        Tax-Sheltered Annuities.  Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities." Purchasers of the Contracts for such purposes should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the Contracts. Section 403(b) Contracts contain restrictions on withdrawals of (i) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988. These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, become disabled, or in the case of hardship. Amounts permitted to be distributed in the event of hardship shall be limited to actual contributions; earnings thereon shall not be distributed on account of hardship. (These limitations on withdrawals do not apply to the extent the Company is directed to transfer some or all of the Account Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)

        Section 403(b) plans are subject to nondiscrimination rules. The nondiscrimination rules generally require that benefits, rights or features of the plan not discriminate in favor of highly compensated employees. In evaluating whether the Contract is suitable for purchase in connection with a tax sheltered annuity plan, you should consider the effect of the higher discretionary interest rate that may be credited to Annuity Premiums of $100,000 or more on the plan's compliance with applicable nondiscrimination requirements. Violation of these rules can cause loss of the plan's tax favored status under the Internal Revenue Code. Employers intending to use the Contract in connection with such plans should seek competent advice.

    Direct Rollover Rules

        In the case of Contracts used in connection with a pension, profit-sharing, or annuity plan qualified under Sections 401(a) or 403(a) of the Code, or in the case of a Section 403(b) Tax-Sheltered Annuity, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, qualified annuity plan under Section 403(a) of the Code, or Section 403(b) tax sheltered annuity or custodial account, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code and distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

        Under these requirements, withholding at a rate of 20 percent will be imposed on any eligible rollover distribution. In addition, the Owner in these qualified retirement plans cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20 percent withholding will not apply if, instead of receiving the eligible rollover distribution, the Owner elects to have amounts directly transferred to certain Qualified Plans (such as to an IRA). Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or Protective Life) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

Federal Income Tax Withholding

        Protective Life will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies the Company at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. The withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the Annuity Commencement Date and conversions of, or roll-overs from, non-Roth IRAs to Roth IRAs) is 10%. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As described above, the withholding rate applicable to eligible rollover distributions is 20%.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

BUSINESS

        Protective Life and Annuity Insurance Company, a stock life insurance company, was founded in 1978 as American Foundation Life Insurance Company. Effective March 1, 1999, the Company was renamed Protective Life and Annuity Insurance Company. All outstanding shares of the Company's common stock are owned by Protective Life Insurance Company ("PLICO"), which is a wholly-owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose common stock is traded on the New York Stock Exchange under the symbol "PL". All outstanding shares of the Company's preferred stock are owned by PLC. The Company is authorized to transact insurance business, as an insurance company or a reinsurance company, in 49 states, including New York.

        The Company offers a competitive selection of individual life insurance products, credit life and disability insurance products, and fixed and variable annuities. The Company distributes these products through many channels, primarily independent agents, insurance brokers, stockbrokers, financial institutions, company sales representatives, and automobile dealerships. The Company also seeks to acquire insurance policies from other insurers.

        PLC through its subsidiaries operates several business segments each having a strategic focus. An operating segment is generally distinguished by products and/or channels of distribution. PLC's operating segments are Life Marketing, Acquisitions, Stable Value Products, Annuities, and Asset Protection. PLC has an additional segment referred to as Corporate and Other.

        The Company, since it is licensed in the State of New York, is the entity through which PLC markets, distributes, and services insurance and annuity products in New York. As of December 31, 2003, the Company was involved in the businesses of four of PLC's operating segments: Life Marketing, Acquisitions, Annuities, and Asset Protection. The Company has an additional segment referred to as Corporate and Other.

        PLICO has entered into an intercompany guaranty agreement, enforceable by the Company or its successors, whereby PLICO has guaranteed the Company's payment of claims made by the holders of Company policies according to the terms of such policies. The guarantee will remain in force until the earlier of (a) when the Company achieves a claims-paying rating equal to or better than PLICO without the benefit of any inter-company guaranty agreement or (b) 90 days after the guaranty agreement is revoked by written instrument; provided, however, even after any revocation or termination by such notice, the guarantee shall remain effective as to policies issued during the existence of the guaranty agreement.

Life Marketing

        The Life Marketing segment markets level premium term and term-like insurance, universal life, variable universal life and "bank owned life insurance" (BOLI) products on a national basis. The segment uses several methods of distribution for its products. One distribution system is comprised of brokerage general agencies who recruit a network of independent life agents. The segment also distributes insurance products through a network of experienced independent personal producing general agents who are recruited by regional sales managers. Also PLC markets BOLI through an independent marketing organization that specializes in this market. The segment also distributes life insurance products through stockbrokers and banks, and through direct response and worksite arrangements.

Acquisitions

        The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals. These acquisitions may be accomplished through acquisitions of companies or through the reinsurance of blocks of policies from insurers. Forty-three transactions have been closed by the segment of PLICO since 1970, including 16 since 1989. Some of these transactions involved the Company. Policies acquired through the Acquisitions segment are usually administered as "closed" blocks, i.e., no new policies are being marketed. Therefore, the amount of insurance in force for a particular acquisition is expected to decline with time due to lapses and deaths of the insureds.

        Most acquisitions closed by PLC do not include the acquisition of an active sales force. In transactions where some marketing capacity was included, PLC generally either ceased future marketing efforts or redirected those efforts to another segment of PLC. However, in the case of the acquisition of West Coast Life Insurance Company (West Coast) which was closed by PLC's Acquisitions segment in 1997, PLC elected to continue the marketing of new policies and operate West Coast as a component of PLC's Life Marketing segment.

        PLC believes that its highly focused and disciplined approach to the acquisition process and its extensive experience in the assimilation, conservation, and servicing of acquired policies give it a significant competitive advantage over many other companies that attempt to make similar acquisitions. PLC expects acquisition opportunities to continue to be available as the life insurance industry continues to consolidate; however, management believes that PLC may face increased competition for future acquisitions.

        Total revenues and income before income tax from the Acquisitions segment are expected to decline with time unless new acquisitions are made. Therefore, the segment's revenues and earnings may fluctuate from year to year depending upon the level of acquisition activity involving the Company.

Annuities

        The Annuities segment of PLC manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and PLC's Life Marketing segment's sales force.

        The segment's fixed annuities are primarily modified guaranteed annuities which guarantee an interest rate for a fixed period. Because contract values are "market-value adjusted" upon surrender prior to maturity, these products afford the Company a measure of protection from the effects of changes in interest rates. The segment also offers variable annuities which offer the policyholder the opportunity to invest in various investment accounts.

        During 1998 the Annuities segment began marketing certain annuity products through the Company in the State of New York.

Asset Protection

        PLC's Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles and watercraft. The segment's products are primarily marketed through a national network of 2,500 automobile and marine dealers. The segment has also offered credit insurance through banks and consumer finance companies.

        PLC is the fifth largest writer of credit insurance in the United States according to industry surveys. These policies cover consumer loans made by financial institutions located primarily in the southeastern United States and automobile dealers through the United States.

Corporate and Other

        PLC has an additional business segment referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital). The earnings of this segment may fluctuate from year to year.

INVESTMENTS

        The types of assets in which the Company may invest are influenced by various state laws which prescribe qualified investment assets. Within the parameters of these laws, the Company invests its assets giving consideration to such factors as liquidity needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure. For further information regarding the Company's investments, the maturity of and the concentration of risk among the Company's invested assets, and liquidity, see Notes 1 and 3 to the Financial Statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

        A significant portion of the Company's bond portfolio is invested in mortgage-backed securities. Mortgage-backed securities are constructed from pools of residential mortgages, and may have cash flow volatility as a result of changes in the rate at which prepayments of principal occur with respect to the underlying loans. Prepayments of principal on the underlying residential loans can be expected to accelerate with decreases in interest rates and diminish with increases in interest rates. The Company has not invested in the higher risk tranches of mortgage-backed securities.

        The Company obtains ratings of its fixed maturities from Moody's Investor Service, Inc. ("Moody's") and Standard & Poor's Corporation ("S&P"). If a bond is not rated by Moody's or S&P, the Company uses ratings from the Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC"), or the Company rates the bond based upon a comparison of the unrated issue to rated issues of the same issuer or rated issues of other issuers with similar risk characteristics. At December 31, 2003, 100% of bonds were rated by Moody's, S&P, or the NAIC.

        The approximate percentage distribution of the Company's fixed maturity investments by quality rating at December 31 2003, is as follows:

Rating	2003
AAA	9.7%
AA	6.7
A	38.4
BBB	40.0
BB or Less	5.2

100.0%

        At December 31, 2003, approximately $603.1 million of the Company's $636.5 million bond portfolio was invested in U.S. Government or agency-backed securities or investment grade corporate bonds and only approximately $33.4 million of its bond portfolio was rated less than investment grade.

        Risks associated with investments in less than investment grade debt obligations may be significantly higher than risks associated with investments in debt securities rated investment grade. Risk of loss upon default by the borrower is significantly greater with respect to such debt obligations than with other debt securities because these obligations may be unsecured or subordinated to other creditors. Additionally, there is often a thinly traded market for such securities and current market quotations are frequently not available for some of these securities. Issuers of less than investment grade debt obligations usually have higher levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than investment-grade issuers.

        The following table shows the investment results of the Company:

Year Ended December 31	Cash, Accrued Investment Income, and Investments at December 31	Net Investment Income	Percentage Earned on Average of Cash and Investments	Realized Investment Gains (Losses)
2001	$528,199,980	$33,876,409	6.6%	$(1,113,538)
2002	734,733,132	36,245,837	6.3	(696,209)
2003	717,289,615	41,295,486	5.9	3,347,309

LIFE INSURANCE IN FORCE

        The Company's total consolidated life insurance in force at December 31, 2003 was $8,596.1 million. The following table shows sales by face amount and insurance in force for the Company's business segments.

	Year Ended December 31
	2003	2002	2001	2000	1999
	(in thousands)
New Business Written
Acquisitions	$1,493,189	$723,762	$10	$0	$0
Dental (1)	0	0	463	327	618
Asset Protection	83,124	84,630	89,757	85,023	80,312

Total	$1,576,313	$808,392	$90,230	$85,350	$80,930

Business Acquired
Acquisitions					$101,948

Total					$101,948

Insurance in Force at End of Year (2)
Acquisitions	$7,576,775	$6,505,778	$6,168,920	$6,657,388	$7,313,305
Dental (1)	0	0	41,167	43,338	45,471
Asset Protection	1,019,331	1,747,094	214,808	223,537	210,082

Total	$8,596,106	$8,252,872	$6,424,895	$6,924,263	$7,568,858

(1)	On December 31, 2001, the Company completed the sale of substantially all of its Dental Benefits Division, with which the Dental insurance is associated.
(2)	Reinsurance assumed has been included; reinsurance ceded (2003-$7,022,711; 2002-$6,646,105; 2001-$4,865,367; 2000-$5,287,046; 1999-$5,833,675) has not been deducted.

        The ratio of voluntary terminations of individual life insurance to mean individual life insurance in force, which is determined by dividing the amount of insurance terminated due to lapses during the year by the mean of the insurance in force at the beginning and end of the year, adjusted for the timing of major acquisitions and assumptions was:

Year Ended December 31	Ratio of Voluntary Terminations
1999	3.6%
2000	3.5
2001	5.2
2002	2.0
2003	1.9

        Net terminations reflect voluntary lapses and cash surrenders, some of which may be due to the replacement of the Company's products with competitors' products. Also, a higher percentage of voluntary lapses typically occurs in the first 15 months of a policy, and accordingly, lapses will tend to increase or decrease in proportion to the change in new insurance written during the immediately preceding periods.

        The amount of investment products in force is measured by account balances. The following table shows the annuity account balances. Most of the variable annuity account balances are reported on the Company's financial statements as liabilities related to separate accounts.

Year Ended December 31	Fixed Annuities	Variable Annuities
1999	$8,338,651	$8,865,564
2000	24,260,469	12,835,813
2001	43,642,507	12,682,846
2002	55,294,976	13,167,473
2003	54,558,585	14,322,906

UNDERWRITING

        The underwriting policies of the Company are established by management. With respect to individual insurance, the Company uses information from the application and, in some cases, inspection reports, attending physician statements, or medical examinations to determine whether a policy should be issued as applied for, rated, or rejected. Medical examinations of applicants are required for individual life insurance in excess of certain prescribed amounts (which vary based on the type of insurance) and for most individual insurance applied for by applicants over age 50. In the case of "simplified issue" policies, which are issued primarily through the Asset Protection segment and the Life Marketing segment in the payroll deduction market, coverage is rejected if the responses to certain health questions contained in the application indicate adverse health of the applicant. For other than "simplified issue" policies, medical examinations are requested of any applicant, regardless of age and amount of requested coverage, if an examination is deemed necessary to underwrite the risk. Substandard risks may be referred to reinsurers for full or partial reinsurance of the substandard risk.

        The Company requires blood samples to be drawn with individual insurance applications above certain face amounts ranging from $100,000 to $250,000 based on the applicant's age, except in the worksite and BOLI markets where no blood testing is required. Blood samples are tested for a wide range of chemical values and are screened for antibodies to the HIV virus. Applications also contain questions permitted by law regarding the HIV virus which must be answered by the proposed insureds.

REINSURANCE CEDED

        The Company cedes insurance to other insurance companies. The ceding insurance company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. The Company sets a limit on the amount of insurance retained on the life of any one person. In the individual lines it will not retain more than $500,000, including accidental death benefits, on any one life. In many cases the retention is less. At December 31, 2003, the Company had insurance in force of $8,596.1 million of which approximately $7,022.7 million was ceded to reinsurers.

        Over the past several years, the Company's reinsurers have reduced the net cost of reinsurance to the Company. Consequently, the Company has increased the amount of reinsurance which it cedes on newly-written individual life insurance policies, and has also ceded a portion of the mortality risk of existing business of the Life Marketing and Acquisitions business segments.

POLICY LIABILITIES AND ACCRUALS

        The applicable insurance laws under which the Company operates require that each insurance company report policy liabilities to meet future obligations on the outstanding policies. These liabilities are the amounts which, with the additional premiums to be received and interest thereon compounded annually at certain assumed rates, are calculated in accordance with applicable law to be sufficient to meet the various policy and contract obligations as they mature. These laws specify that the liabilities shall not be less than liabilities calculated using certain named mortality tables and interest rates.

        The policy liabilities and accruals carried in the Company's financial reports presented on the basis of accounting principles generally accepted in the United States (GAAP) differ from those specified by the laws of the various states and carried in the Company's statutory financial statements (presented on the basis of statutory accounting principles mandated by state insurance regulation). For policy liabilities other than those for universal life policies and annuity contracts, these differences arise from the use of mortality and morbidity tables and interest rate assumptions which are deemed under generally accepted accounting principles to be more appropriate for financial reporting purposes than those required for statutory accounting purposes; from the introduction of lapse assumptions into the reserve calculation; and from the use of the net level premium method on all business. Policy liabilities for universal life policies and annuity contracts are carried in the Company's financial reports at the account value of the policy or contract.

FEDERAL INCOME TAX CONSEQUENCES

        Existing federal laws and regulations affect the taxation of the Company's products. Income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. Congress has from time to time considered proposals that, if enacted, would have had an adverse impact on the federal income tax treatment of such products, or would increase the tax-deferred status of competing products. In addition, life insurance products are often used to fund estate tax-obligations. Legislation has recently been enacted that would over time, reduce and eventually eliminate the estate tax. If the estate tax is significantly reduced or eliminated, the demand for certain insurance products would be adversely affected. The Company cannot predict what tax initiatives may be enacted which would adversely affect the Company.

COMPETITION

        Life and health insurance is a mature industry. In recent years, the industry has experienced little or no growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

        The insurance industry is consolidating with larger, potentially more efficient organizations emerging from consolidation. Participants in certain of the Company's independent distribution channels are also consolidating into larger organizations. Some mutual insurance companies are converting to stock ownership which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied. The ability of banks to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of the Company's products by substantially increasing the number and financial strength of potential competitors.

        The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong ratings from rating agencies.

 REGULATION

        The Company is subject to government regulation in each of the states in which it conducts business. Such regulation is vested in state agencies having broad administrative power dealing with all aspects of the insurance business, which may include premium rates, marketing practices, advertising, policy forms and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners.

        A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners ("NAIC") as modified by the insurance company's state of domicile. Statutory accounting rules are different from accounting principles generally accepted in the United States and are intended to reflect a more conservative view, for example, by requiring immediate expensing of policy acquisition costs and more conservative computations of policy liabilities. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to identify inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. Based upon the December 31, 2003 statutory financial reports, the Company is adequately capitalized under the formula.

        The Company is required to file detailed annual reports with the supervisory agencies in each of the jurisdictions in which it does business and its business and accounts are subject to examination by such agencies at any time. Under the rules of the NAIC, insurance companies are examined periodically (generally every five years) by one or more of the supervisory agencies on behalf of the states in which they do business. To date, no such insurance department examinations have produced any significant adverse findings regarding the Company.

        Under insurance guaranty fund laws in most states, insurance companies doing business in such a state can be assessed up to prescribed limits for policyholder losses incurred by insolvent or failed insurance companies. Although the Company cannot predict the amount of any future assessments; most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's financial strength. The Company was assessed immaterial amounts in 2003, which will be partially offset by credits against future state premium taxes.

        In addition, many states, including the state in which the Company is domiciled, have enacted legislation or adopted regulations regarding insurance holding company systems. These laws require registration of and periodic reporting by insurance companies domiciled within the jurisdiction which control or are controlled by other corporations or persons so as to constitute an insurance holding company system. These laws also affect the acquisition of control of insurance companies as well as transactions between insurance companies and companies controlling them. Most states, including Alabama, where the Company is domiciled, require administrative approval of the acquisition of control of an insurance company domiciled in the state or the acquisition of control of an insurance holding company whose insurance subsidiary is incorporated in the state.

        The Company is subject to various state statutory and regulatory restrictions on its ability to pay dividends to Protective Life Insurance Company. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts are subject to approval by the insurance commissioner of the state of domicile. The maximum amount that would qualify as ordinary dividends to Protective Life Insurance Company by the Company in 2004 is estimated to be $23.1 million. No assurance can be given that more stringent restrictions will not be adopted from time to time by the state in which the Company is domiciled, which restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable by the Company without affirmative prior approval by state regulatory authorities.

        The Company may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employee Retirement Income Security Act ("ERISA"). Severe penalties are imposed for breach of duties to the plans under ERISA.

        Certain policies, contracts and annuities offered by the Company are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative and private remedial provisions.

        Additional issues related to regulation of the Company are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

EMPLOYEES AND PROPERTIES

        The Company has no employees or properties. The Company has contracts with PLC and PLICO under which it receives investment, legal and data processing on a fee basis and other managerial and administrative services on a shared cost basis. In addition, the Company and its affiliates have a joint contract relating to allocation of costs for services performed by employees of one affiliate for another.

SELECTED FINANCIAL DATA

        The following Selected Financial Data for the Company should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.

SELECTED FINANCIAL DATA

	Year Ended December 31
	2003	2002	2001	2000	1999
INCOME STATEMENT DATA
Premiums and policy fees	$72,195,967	$51,293,397	$47,707,465	$47,876,379	$54,422,828
Reinsurance ceded	(47,297,219)	(23,734,401)	(18,621,035)	(17,319,246)	(20,042,501)

Net of insurance ceded	24,898,748	27,558,996	29,086,430	30,557,133	34,380,327
Net investment income	41,295,486	36,245,837	33,876,409	31,686,448	28,272,903
Realized investment gains (losses)	3,347,309	(696,209)	(1,113,538)	42,148	89,550
Other income (loss)	156,495	11,087	5,731	(6,551)	90,289

Total revenues	$69,698,038	$63,119,711	$61,855,032	$62,279,178	$62,833,069
Benefits and expenses	$46,468,967	$49,872,790	$49,568,704	$48,852,194	$50,265,060
Income tax expense	$8,111,704	$4,622,272	$4,165,065	$4,632,310	$3,519,043

Net income from continuing operations before cumulative effect of change in accounting principle	$15,117,367	$8,624,649	$8,121,263	$8,794,674	$9,048,966

	December 31
	2003	2002	2001	2000	1999
BALANCE SHEET DATA
Total assets	$885,150,043	$940,498,772	$684,749,075	$652,899,705	$609,497,829
Share-owners' equity	$203,050,175	$192,738,052	$121,745,093	$119,368,459	$115,298,125

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements — Cautionary Language

        This prospectus and information incorporated by reference reviews the Company's financial condition and results of operations. Historical information is presented and discussed. Where appropriate, factors that may affect future financial performance are also identified and discussed. Certain statements made in this report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements instead of historical facts, and may contain words like "believe," "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan," "will," "shall," "may," and other words, phrases or expressions with similar meaning. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from the results contained in the forward-looking statements, and the Company cannot give assurances that such statements will prove to be correct. Given these risks and uncertainties, undue reliance should not be placed on forward-looking statements as a prediction of actual results.

Critical Accounting Policies

        The Company's accounting policies inherently require the use of judgments relating to a variety of assumptions and estimates, in particular expectations of current and future mortality, morbidity, persistency, expenses, and interest rates. Because of the inherent uncertainty when using the assumptions and estimates, the effect of certain accounting policies under different conditions or assumptions could be materially different from those reported in the financial statements. A discussion of the various critical accounting policies is presented below.

        The Company incurs significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business and coinsurance of blocks of policies, are deferred. The recovery of such costs is dependent on the future profitability of the related policies. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, and expenses to administer the business and certain economic variables, such as inflation. These factors enter into management's estimates of future profits which generally are used to amortize certain of such costs. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future profits are less than the unamortized deferred amounts.

        The Company has a deferred policy acquisition costs asset of approximately $0.9 million related to its variable annuity product lines with an account balance of $14.3 million at December 31, 2003. The Company monitors the rate of amortization of the deferred policy acquisition costs associated with its variable annuity product line. The methodologies employ varying assumptions about how much and how quickly the stock markets will appreciate. The primary assumptions used to project future profits as part of the recoverability analysis include: a long-term equity market growth rate of 9%, reversion to the mean methodology with a reversion to the mean cap rate of 14%, reversion to the mean period of 5 years, and an amortization period of 20 years. A recovery in equity markets, or methodologies and assumptions that anticipate a recovery, result in lower amounts of amortization, and a worsening of equity markets result in higher amounts of amortization.

        Establishing an adequate liability for the Company's obligations to its policyholders requires the use of assumptions. Liabilities for future policy benefits on traditional life insurance products requires the use of assumptions relative to future investment yields, mortality, persistency and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation.

        The Company also establishes liabilities for guaranteed minimum death benefits (GMDB) on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. The Company assumes mortality of 60% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table to reflect improvements in mortality since the table was derived and other factors. Future declines in the equity market would increase the Company's GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. The Company's GMDB at December 31, 2003, are subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003.

        Determining whether a decline in the current fair value of invested assets is an other-than-temporary decline in value can involve a variety of assumptions and estimates, particularly for investments that are not actively traded on established markets. For example, assessing the value of some investments requires the Company to perform an analysis of expected future cash flows or rates of prepayments. Other investments, such as collateralized mortgage or bond obligations, represent selected tranches of a structured transaction, supported overall by underlying investments in a wide variety of issuers. The Company's specific accounting policies related to its invested assets are discussed in the Notes to the Financial Statements.

        The assessment of potential obligations for tax, regulatory, and litigation matters inherently involve a variety of estimates of potential future outcomes. The Company makes such estimates after consultation with its advisors and a review of available facts.

Results of Operations

Premiums and Policy Fees

        The following table sets forth for the periods shown the amount of premiums and policy fees and the percentage change from the prior period:

Premiums and Policy Fees

Year Ended December 31	Amount	Percentage Increase (Decrease)
2001	$29,086,430	(4.8)%
2002	27,558,996	(5.3)
2003	24,898,748	(9.7)

        Premiums and policy fees, net of reinsurance ("premiums and policy fees"), decreased $1.5 million or 5.3% in 2002 as compared to 2001. Premiums and policy fees in the Acquisitions segment are expected to decline with time unless new acquisitions are made. There were no new acquisitions made in 2002, resulting in a decrease of $1.4 million. Premiums and policy fees from the Asset Protection segment were $0.3 million lower in 2002 as compared to 2001. The Annuities segment's premiums in 2002 were approximately the same as in 2001. The Company became involved with PLC's Life Marketing segment in 2002, which added $0.1 million in premiums for the year.

        Premiums and policy fees decreased $2.7 million or 9.7% in 2003 as compared to 2002. Premiums and policy fees in the Life Marketing segment increased $0.1 million in 2003 as compared to 2002. Premiums and policy fees in the Acquisitions segment are expected to decline with time unless new acquisitions are made. There were no new acquisitions made in 2003, resulting in a decrease of $2.9 million. Premiums and policy fees from the Asset Protection segment were relatively unchanged in 2003 as compared to 2002. The Annuities segment's premiums in 2003 increased $0.1 million as compared to 2002.

Net Investment Income

        The following table shows the amount of net investment income for the stated period, the percentage change from the prior period, and the percentage earned on average cash and investments:

Net Investment Income

Year Ended December 31	Amount	Percentage Increase (Decrease)	Percentage Earned on Average Cash and Investments
2001	$33,876,409	6.9%	6.6%
2002	36,245,837	7.0	6.3
2003	41,295,486	13.9	5.9

        Net investment income for 2002 was $36.2 million, 7.0% higher than for the preceding year primarily due to increases in the average amount of invested assets. The percentage earned on average cash and investments was 6.3% in 2002.

        Net investment income for 2003 was $41.3 million, 13.9% higher than for the preceding year primarily due to a full year of higher invested assets in 2003. The percentage earned on average cash and investments was 5.9% in 2003 and 6.3% in 2002. Investment returns have been negatively affected by higher prepayments on mortgage-backed securities and mortgage loans, and lower interest rates.

Realized Investment Gains (Losses)

        The Company generally purchases its investments with the intent to hold them to maturity by purchasing investments that match future cash flow needs. The following table sets forth realized investment gains (losses) for the periods shown:

Realized Investment Gains (Losses)

Year Ended December 31	Amount
2001	$(1,113,538)
2002	(696,209)
2003	3,347,309

        The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities. In 2002, realized investment gains were approximately $2.7 million and realized investment losses were approximately $3.4 million. In 2003, realized investment gains were approximately $3.6 million and realized investment losses were approximately $0.3 million. During 2003, the Company recorded pre-tax other-than-temporary impairments in its investments of $0.3 million, as compared to $4.3 million in 2002.

        Each quarter the Company reviews investments with material unrealized losses and tests for other-than-temporary impairments. Management analyzes various factors to determine if any specific other-than-temporary asset impairments exist. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is recognized and the cost basis of the impaired asset is adjusted to its fair value. An other-than-temporary impairment loss is recognized based upon all relevant facts and circumstances for each investment. With respect to unrealized losses due to issuer-specific events, the Company considers the creditworthiness and financial performance of the issuer and other available information. With respect to unrealized losses that are not due to issuer-specific events, such as losses due to interest rate fluctuations, general market conditions or industry-related events, the Company considers its intent and ability to hold the investment to allow for a market recovery or to maturity together with an assessment of the likelihood of full recovery. See also "Liquidity and Capital Resources — Investments" included herein.

Other Income (Loss)

        The following table sets forth other income (loss) for the periods shown:

Year Ended December 31	Amount
2001	$5,731
2002	11,087
2003	156,495

        The Company recorded insignificant amounts of other income (loss) in 2002 and 2003.

Income Before Income Tax

        Management evaluates the results of the Company's segments on a before-income-tax basis as adjusted for certain items which management believes are not indicative of the Company's core operations. Segment operating income (loss) excludes net realized investment gains and losses and the related amortization of deferred policy acquisition costs because fluctuations in these items are due to changes in interest rates and other financial market factors instead of mortality and morbidity. Also, operating segment income (loss) excludes any net gains or losses on disposals of businesses, discontinued operations, extraordinary items, the cumulative effect of accounting changes, and any other items, that, in each case, are neither normal nor recurring. Although the items excluded from segment operating income (loss) may be significant components in understanding and assessing the Company's overall financial performance, management believes that operating segment income (loss) enhances an investor's understanding of the Company's results of operations by highlighting the income (loss) attributable to the normal, recurring operations of the insurance business (i.e., mortality and morbidity), consistent with industry practice. However, the Company's segment income (loss) measures may not be comparable to similarly titled measures reported by other companies. Segment income (loss) should not be construed as a substitute for net income (loss) determined in accordance with accounting principles generally accepted in the United States of America (GAAP). "Total income from continuing operations before income tax" is a GAAP measure to which the non-GAAP measure "total operating income" may be compared. Unlike total operating income, total income before income tax includes net realized investment gains and losses and the related amortization of deferred policy acquisition costs. In the Annuities segment, operating income excludes realized investment gains and losses and the related amortization.

        The table below sets forth operating income or loss and income or loss before income tax by business segment for the periods shown:

Operating Income (Loss) and Income (Loss) Before Income Tax

	Year Ended December 31
	2003	2002	2001
Operating Income (Loss) [1]
Life Marketing	$771,259	$142,070	$0
Acquisitions	10,690,666	11,732,882	11,538,404
Annuities	(189,642)	(536,584)	(646,706)
Asset Protection	639,252	1,593,905	976,656
Corporate and Other	7,970,227	1,010,857	1,531,512
Realized Investment Gains (Losses)
Annuities	262,490	79,719
Corporate and Other	3,084,819	(775,928)	(1,113,538)
Income (Loss) Before Income Tax
Life Marketing	771,259	142,070	0
Acquisitions	10,690,666	11,732,882	11,538,404
Annuities	72,848	(456,865)	(646,706)
Asset Protection	639,252	1,593,905	976,656
Corporate and Other	11,055,046	234,929	417,974

Total income from continuing operations before income tax	$23,229,071	$13,246,921	$12,286,328

(1)	Income (loss) before income tax excluding realized investment gains and losses, and related amortization of deferred policy acquisition costs.

        The Company became involved with PLC's Life Marketing segment during 2002, resulting in additional pretax earnings of $0.1 million. Pretax earnings increased $0.6 million in 2003 as compared to 2002, primarily due to increased sales momentum.

        Pretax earnings from the Acquisitions segment increased $0.2 million in 2002 as compared to 2001. Earnings from the Acquisitions segment are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. There were no new acquisitions made in 2002. However, the decline in premium income was more than offset by increased net investment income and increases in other income. Pretax earnings from the acquisitions segment decreased $1.0 million in 2003 as compared to 2002 as no new acquisitions were made in 2003.

        The Asset Protection segment's 2002 pretax earnings increased $0.6 million as compared to 2001 primarily due to ceding commissions related to reinsurance arrangements with affiliates. The reinsurance agreements are more fully discussed in Note 9 to the Company's financial statements included herein. The Asset Protection segment's 2003 pretax earnings decreased $1.0 million as compared to 2002 primarily due to an increase in benefits and settlement expenses as much of the segment's business is in runoff mode and the decrease in ceding commissions related to the above mentioned reinsurance agreements with affiliates.

        The Annuities segment's 2002 pretax loss decreased $0.1 million primarily due to an increase in net investment income on capital. The Annuities segment's 2003 pretax loss decreased $0.3 million primarily due to a decrease in the amortization of deferred policy acquisition costs based on a more precise method in 2003 of allocating these costs. The Annuities segment's future results may be negatively affected by a slow economy. Volatile equity markets could negatively affect the fees the segment assesses on variable annuity contracts. Lower interest rates could negatively affect sales of fixed annuities. In this segment, equity market volatility may create uncertainty regarding the level of future profitability in the variable annuity business and the related rate of amortization of deferred policy acquisition cost.

        The Company offers a guaranteed minimum death benefit feature (GMDB) on its variable annuity products. The Company's accounting policy has been to calculate its total exposure to GMDB, and then apply a mortality factor to determine the amount of claims that could be expected to occur in the coming twelve months. The Company then accrues to that amount over four quarters. At December 31, 2003, the total GMDB reserve was $0.1 million, a decrease of $0.1 million from December 31, 2002. At December 31, 2003, the total guaranteed amount payable under the GMDB feature based on variable annuity account balances was $16.1 million, a decrease of $0.3 million caused by an improvement in the equity markets.

        In accordance with statutory accounting practices prescribed or permitted by regulatory authorities (which require the assumption that equity markets will significantly worsen), the Company reported GMDB related policy liabilities and accruals of $0.1 million at December 31, 2003, a decrease of $0.1 million from December 31, 2002.

        The Corporate and Other segment consists of net investment income and expenses not identified with the preceding business segments. Pretax earnings in 2002 decreased $0.5 million over 2001, primarily due to decreased net investment income on capital. Pretax earnings in 2003 increased $10.8 million over 2002, primarily due to increased net investment income on capital.

Income Tax Expense

        The following table sets forth the effective income tax rates for the periods shown:

Income Tax Expense

Year Ended December 31	Effective Income Tax Rates
2001	33.9%
2002	34.9
2003	34.9

        Management's current estimate of the effective income tax rate for 2004 is 34.9%.

Discontinued Operations

        On December 31, 2001, PLC completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division), and discontinued certain other remaining Dental Division related operations, primarily other health insurance lines. In 2000, the loss from discontinued operations, net of income tax, was $51,006. In 2001, income from discontinued operations was $158,889 and the gain from the sale of discontinued operations was $1,625,000, both net of income tax.

Change in Accounting Principle

        On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 133 resulted in a cumulative after-tax charge to net income of approximately $0.3 million.

Net Income

        The following table sets forth net income from continuing operations before cumulative effect of change in accounting principle for the periods shown:

Net Income

Year Ended December 31	Amount	Percentage Increase (Decrease)
2001	$8,121,263	(7.7)%
2002	8,624,649	6.2
2003	15,117,367	75.3

        Compared to 2001, net income from continuing operations before cumulative effect of change in accounting principle in 2002 increased 6.2%, reflecting improved operating earnings in the Life Marketing, Acquisitions, Asset Protection and the Annuities segments offset by lower operating earnings in the Corporate and Other segment. Net income in 2003 increased 75.3%, compared to 2002, reflecting improved operating earnings in the Life Marketing, Annuities, and the Corporate and Other segments offset by lower operating earnings in the Acquisitions and Asset Protection segments.

Known Trends and Uncertainties

        The operating results of companies in the insurance industry have historically been subject to significant fluctuations. The factors which could affect the Company's future results include, but are not limited to, general economic conditions and the known trends and uncertainties which are discussed more fully below. Please also refer to "Other Developments" herein.

The Company is exposed to the risks of natural disasters and malicious and terrorist acts, that could adversely affect the Company's operations.

        While the Company has obtained insurance, implemented risk management and contingency plans, and taken preventive measures and other precautions, no predictions of specific scenarios can be made nor can assurance be given that there are not scenarios that could have an adverse effect on the Company. There are scenarios that could have an adverse effect on the Company. A natural disaster or an outbreak of an easily communicable disease could adversely affect the mortality or morbidity experience of the Company or its reinsurers.

The Company operates in a mature, highly competitive industry, which could limit our ability to gain or maintain our position in the industry.

        Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

        The insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Participants in certain of the Company's independent distribution channels are also consolidating into larger organizations. Some mutual insurance companies are converting to stock ownership, which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied. The ability of banks to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of the Company's products by substantially increasing the number and financial strength of potential competitors.

        The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong ratings from rating agencies.

A ratings downgrade could adversely affect the Company's ability to compete.

        Rating organizations periodically review the financial performance and condition of insurers, including the Company and its insurance affiliates. In recent years, downgrades of insurance companies have occurred with increasing frequency. A "downgrade" in the ratings of the Company or its insurance affiliates could adversely affect the Company's ability to sell its products, retain existing business, and compete for attractive acquisition opportunities.

        Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions, and circumstances outside the rated company's control. In addition, rating organizations use various models and formulas to assess the strength of a rated company, and from time to time rating organizations have, in their discretion, altered the models. Changes to the models could impact the rating organization's judgment of the rating assigned to the rated company. The Company cannot predict what actions the rating organizations may take, or what actions the Company may be required to take in response to the actions of the rating organizations, which could adversely affect the Company.

The Company's policy claims fluctuate from period to period, and actual results could differ from our expectations.

        The Company's results may fluctuate from period to period due to fluctuations in policy claims received by the Company. Certain of the Company's businesses may experience higher claims if the economy is growing slowly or in recession, or equity markets decline.

        Mortality and morbidity expectations incorporate assumptions about many factors, including for example, how a product is distributed, persistency and lapses, and future progress in the fields of health and medicine. Actual mortality and morbidity could differ from our expectations if actual results differ from those assumptions.

The Company's results may be negatively affected should actual experience differ from management's assumptions and estimates.

        In the conduct of its business, the Company makes certain assumptions regarding the mortality, persistency, claims, expenses and interest rates, or other factors appropriate to the type of business, it expects to experience in future periods. These assumptions are also used to estimate the amounts of deferred policy acquisition costs, policy liabilities and accruals, and various other components of the Company's balance sheet. The Company's actual experience, as well as changes in estimates, are used to prepare the Company's statements of income.

        The calculations the Company uses to estimate various components of its balance sheet and statements of income are necessarily complex and involve analyzing and interpreting large quantities of data. The Company currently employs various techniques for such calculations and it from time to time will develop and implement more sophisticated administrative systems and procedures capable of facilitating the calculation of more precise estimates.

        Assumptions and estimates involve judgment, and by their nature are imprecise and subject to changes and revision over time. Accordingly, the Company's results may be affected, positively or negatively, from time to time, by actual results differing from assumptions, by changes in estimates, and by changes resulting from implementing more sophisticated administrative systems and procedures that facilitate the calculation of more precise estimates.

The use of reinsurance introduces variability in the Company's statement of income.

        The timing of premium payments to, and receipt of expense allowances from, reinsurers may differ from the Company's receipt of customer premium payments and payment of expenses. These timing differences introduce variability into certain components of the Company's statements of income, and may also introduce variability into the Company's quarterly results.

The Company could be forced to sell investments at a loss to cover policyholder withdrawals.

        Many of the products offered by the Company and its insurance affiliates allow policyholders and contract holders to withdraw their funds under defined circumstances. The Company and its insurance affiliates manage their liabilities and configure their investment portfolios so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. While the Company and its insurance affiliates own a significant amount of liquid assets, a certain portion of their assets are relatively illiquid. If the Company and its insurance affiliates experience unanticipated withdrawal or surrender activity, the Company could exhaust their liquid assets and be forced to liquidate other assets, perhaps on unfavorable terms. If the Company and its insurance affiliates are forced to dispose of assets on unfavorable terms, it could have an adverse effect on the Company's financial condition.

Interest-rate fluctuations could negatively affect the Company's spread income or otherwise impact our business.

        Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies and contracts. Both rising and declining interest rates can negatively affect the Company's spread income. While the Company develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such spreads.

        From time to time, the Company has participated in securities repurchase transactions that have contributed to the Company's investment income. Such transactions involve some degree of risk that the counterparty may fail to perform its obligations to pay amounts owed and the collateral has insufficient value to satisfy the obligation. No assurance can be given that such transactions will continue to be entered into and will contribute to the Company's investment income in the future.

        Changes in interest rates may also impact our business in other ways. Lower interest rates may result in lower sales of certain of the Company's insurance and investment products. In addition, certain of the Company's insurance and investment products guarantee a minimum credited interest rate and the Company could become unable to earn its spread income should interest rates decrease significantly.

        Higher interest rates may create a less favorable environment for the origination of mortgage loans and decrease the investment income we receive in the form of prepayment fees, make-whole payments, and mortgage participation income. Higher interest rates may also increase the cost of debt and other obligations having floating rate or rate reset provisions.

        Additionally, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity, and other factors. The effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from these assumptions.

        In general terms, the Company's results are improved when the yield curve is positively sloped (i.e., when long-term interest rates are higher than short-term interest rates), and will be adversely affected by a flat or negatively sloped curve.

Equity market volatility could negatively impact the Company's business.

        The amount of policy fees received from variable products is affected by the performance of the equity markets, increasing or decreasing as markets rise or fall. Equity market volatility can also affect the profitability of variable products in other ways.

        The amortization of deferred policy acquisitions costs relating to variable products and the estimated cost of providing guaranteed minimum death benefits incorporate various assumptions about the overall performance of equity markets over certain time periods. The rate of amortization of deferred policy acquisition costs and the estimated cost of providing guaranteed minimum death benefits could increase if equity market performance is worse than assumed.

A deficiency in the Company's systems could result in over- or underpayments of amounts owed to or by the Company and/or errors in the Company's critical assumptions or reported financial results.

        The business of insurance necessarily involves the collection and dissemination of large amounts of data using systems operated by the Company. Examples of data collected and analyzed include policy information, policy rates, expenses, mortality and morbidity experience. To the extent that data input errors, systems errors, or systems failures are not identified and corrected by the Company's internal controls, the information generated by the systems and used by the Company and/or supplied to business partners, policyholders, and others may be incorrect and may result in an overpayment or underpayment of amounts owed to or by the Company and/or the Company using incorrect assumptions in its business decisions or financial reporting.

Insurance companies are highly regulated.

        The Company and its insurance affiliates are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the insurance business, which may include premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners. At any given time, a number of financial and/or market conduct examinations of the Company or its insurance affiliates is ongoing. The Company is required to obtain state regulatory approval for rate increases for certain health insurance products, and the Company's profits may be adversely affected if the requested rate increases are not approved in full by regulators in a timely fashion. From time to time, regulators raise issues during examinations or audits of the Company and its insurance affiliates that could, if determined adversely, have a material impact on the Company, and the Company cannot predict whether or when regulatory actions may be taken that could adversely affect the Company or its operations.

        The Company and its insurance affiliates may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employment Retirement Income Security Act (ERISA). Severe penalties are imposed for breach of duties under ERISA.

        Certain policies, contracts, and annuities offered by the Company and its insurance affiliates are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions.

        Other types of regulation that could affect Protective and its subsidiaries include insurance company investment laws and regulations, state statutory accounting practices, state anti-trust laws, minimum solvency requirements. The Company cannot predict what form any future changes in these or other areas of regulation affecting the insurance industry might take or what effect, if any, such proposals might have on the Company if enacted into law.

Changes to tax law or interpretations of existing tax law could adversely affect the Company and its ability to compete with non-insurance products or reduce the demand for certain insurance products.

        Under the Internal Revenue Code of 1986, as amended, income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. To the extent that the Internal Revenue Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company and its insurance affiliates, would be adversely affected with respect to their ability to sell such products, and, depending upon grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies. For example, changes in laws or regulations could restrict or eliminate the advantages of certain corporate or bank-owned life insurance products. Recent changes in tax law, which have reduced the federal income tax rates on corporate dividends in certain circumstances, could make the tax advantages of investing in certain life insurance or annuity products less attractive. Additionally, changes in tax law based on proposals to establish new tax advantaged retirement and life savings plans, if enacted, could reduce the tax advantage of investing in certain life insurance or annuity products. In addition, life insurance products are often used to fund estate tax obligations. Legislation has been enacted that would over time, reduce and eventually eliminate the estate tax. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products could be adversely affected. Additionally, the Company is subject to the Federal corporation income tax. The Company cannot predict changes to tax law or interpretations of existing tax law that could adversely affect the Company.

Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments.

        A number of civil jury verdicts have been returned against insurers, broker-dealers, and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments.

        The Company, like other financial services companies, in the ordinary course of business is involved in such litigation and arbitration. Although the Company cannot predict the outcome of any such litigation or arbitration, the Company does not believe that any such outcome will have a material impact on the financial condition or results of operations of the Company.

The Company's ability to maintain low unit costs is dependent upon the level of new sales and persistency of existing business.

        The Company's ability to maintain low unit costs is dependent upon the level of new sales and persistency (continuation or renewal) of existing business. A decrease in sales or persistency without a corresponding reduction in expenses may result in higher unit costs.

        Additionally, a decrease in persistency may result in higher or more rapid amortization of deferred policy acquisition costs and thus higher unit costs, and lower reported earnings. Although many of the Company's products contain surrender charges, the charges decrease over time and may not be sufficient to cover the unamortized deferred policy acquisition costs with respect to the insurance policy or annuity contract being surrendered. Some of the Company's products do not contain surrender charge features and such products can be surrendered or exchanged without penalty. A decrease in persistency may also result in higher claims.

The Company's investments are subject to market and credit risks.

        The Company's invested assets and derivative financial instruments are subject to customary risks of credit defaults and changes in market values. The value of the Company's commercial mortgage loan portfolio depends in part on the financial condition of the tenants occupying the properties which the Company has financed. Factors that may affect the overall default rate on, and market value of, the Company's invested assets, derivative financial instruments, and mortgage loans include interest rate levels, financial market performance, and general economic conditions as well as particular circumstances affecting the businesses of individual borrowers and tenants.

The Company may not realize its anticipated financial results from its acquisitions strategy.

        The Company's acquisitions have increased its earnings in part by allowing the Company to enter new markets and to position itself to realize certain operating efficiencies. There can be no assurance, however, that the Company will realize the anticipated financial results from its acquisitions, or that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, or capital to fund acquisitions will continue to be available to the Company, or that the Company will realize the anticipated financial results from its acquisitions.

        Additionally, in connection with its acquisitions, the Company assumes or otherwise becomes responsible for the obligations of policies and other liabilities of other insurers. Any regulatory, legal, financial, or other adverse development affecting the other insurer could also have an adverse effect on the Company.

The Company is dependent on the performance of others.

        The Company's results may be affected by the performance of others because the Company has entered into various arrangements involving other parties. For example, most of the Company's products are sold through independent distribution channels and variable annuity deposits are invested in funds managed by third parties. Additionally, the Company's operations are dependent on various technologies some of which are provided and/or maintained by other parties.

        Certain of these other parties may act on behalf of the Company or represent the Company in various capacities. Consequently, the Company may be held responsible for obligations that arise from the acts or omissions of these other parties.

        As with all financial services companies, its ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors, and financial difficulties of other companies in the industry, could undermine consumer confidence and adversely affect retention of existing business and future sales of the Company's insurance and investment products.

The Company's reinsurers could fail to meet assumed obligations, increase rates or be subject to adverse developments that could affect the Company.

        The Company and its insurance affiliates cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance. The Company may enter into third party reinsurance arrangements under which the Company will rely on the third party to collect premiums, pay claims, and/or perform customer service functions. However, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it.

        The Company's ability to compete is dependent on the availability of reinsurance. Premium rates charged by the Company are based, in part, on the assumption that reinsurance will be available at a certain cost. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the

Company for the reinsurance, though the Company does not anticipate increases to occur with respect to existing reinsurance contracts. Therefore, if the cost of reinsurance were to increase or if reinsurance were to become unavailable, or if a reinsurer should fail to meet its obligations, the Company could be adversely affected.

        Recently, certain commentators on the insurance industry have speculated that reinsurance might become more costly or less available in the future, which could have a negative effect on the Company's ability to compete. In recent years, the number of life reinsurers has decreased as the reinsurance industry has consolidated. The decreased number of participants in the life reinsurance market results in increased concentration risk for insurers, including the Company. In addition, some reinsurers have indicated an unwillingness to continue to reinsure new sales of long-term guarantee products. If the reinsurance markets for these products further contracts, the Company's ability to continue to offer such products would be adversely impacted.

Computer viruses or network security breaches could affect the data processing systems of the Company or its business partners.

        Computer viruses could affect the data processing systems of the Company or its business partners, destroying valuable data or making it difficult to conduct their business. In addition, despite our implementation of network security measures, our servers could be subject to physical and electronic break-ins, and similar disruptions from unauthorized tampering with our computer systems.

The Company's ability to grow depends in large part upon the continued availability of capital.

        The Company has recently deployed significant amounts of capital to support its sales and acquisitions efforts. Capital has also been consumed as the Company increased its reserves on the residual value product. Although positive performance in the equity markets has recently allowed the Company to decrease its GMDB related policy liabilities and accruals, deterioration in these markets could lead to further capital consumption. Although the Company believes it has sufficient capital to fund its immediate growth and capital needs, the amount of capital available can vary significantly from period to period due to a variety of circumstances, some of which are neither predictable nor foreseeable, nor within the Company's control. A lack of sufficient capital could impair the Company's ability to grow.

New accounting rules or changes to existing accounting rules could negatively impact the Company's reported financial results.

        Like all publicly traded companies, PLC is required to comply with accounting principles generally accepted in the United States of America (GAAP). A number of organizations are instrumental in the development of GAAP such as the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), and the American Institute of Certified Public Accountants (AICPA). GAAP is subject to constant review by these organizations and others in an effort to address emerging issues and otherwise improve financial reporting. In this regard, these organizations adopt new accounting rules and issue interpretive accounting guidance on a continual basis. PLC and the Company can give no assurance that future changes to GAAP will not have a negative impact on the Company's reported financial results.

Recently Issued Accounting Standards

        On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS Nos. 137, 138, and 149, requires the Company to record all derivative financial instruments at fair value on the balance sheet. Changes in fair value of a derivative instrument are reported in net income or other comprehensive income, depending on the designated use of the derivative instruments. The adoption of SFAS No. 133 resulted in a cumulative charge to net income, net of income tax, of $0.3 million and a cumulative after-tax increase to other comprehensive income of $0.3 million on January 1, 2001. The charge to net income and increase to other comprehensive income primarily resulted from the recognition of derivative instruments embedded in the Company's corporate bond portfolio. The adoption of SFAS No. 133 has introduced volatility into the Company's reported net income and other comprehensive income depending on market conditions and the Company's hedging activities.

        In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities," which was revised in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from the other parties. The effective date of FIN 46 is March 31, 2004, for the Company. However, FIN 46 shall be applied to entities that are considered special-purpose entities no later than the end of the first reporting period that ends after December 15, 2003 (December 31, 2003 for the Company). The adoption of FIN 46 did not have a material effect on the Company's financial position or results of operations.

        On October 1, 2003, the Company adopted Derivatives Implementation Group Issue No. B36, "Embedded Certain Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B36). DIG B36 requires the bifurcation of embedded derivatives within certain modified coinsurance and funds withheld coinsurance arrangements that expose the creditor to credit risk of a company other than the debtor, even if the debtor owns as invested assets the third-party securities to which the creditor is exposed. The adoption did not have a material impact on its financial condition or results of operations.

        In July 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." SOP 03-1 is effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including the calculation of guaranteed minimum death benefits (GMDB). SOP 03-1 also addresses the capitalization and amortization of sales inducements to contract holders. Although the original intent of SOP 03-1 was to address the accounting for contract provisions not addressed by SFAS No. 97, such as guaranteed minimum death benefits within a variable annuity contract, it appears that SOP 03-1 contains language that may impact the accounting for universal life products in a material way. The life insurance industry and some insurance companies have filed letters with the American Institute of Certified Public Accountants seeking clarification, guidance, delay and/or revision to more appropriately reflect the underlying economic issues of universal life insurance products. The Company is currently evaluating the impact of SOP 03-1 on the accounting for its universal life products.

Liquidity and Capital Resources

        Funds necessary to meet the capital requirements of all states in which the Company does business, and to support the Company's operations, have been provided principally by capital contributions from Protective Life Insurance Company, and from investment income.

        Furthermore, PLICO has entered into an inter-company guaranty agreement, enforceable by the Company or its successors, whereby PLICO has guaranteed the Company's payment of policy claims made by the holders of Company policies according to the terms of such policies. The guarantee will remain in force until the earlier of (a) when the Company achieves a claims-paying rating equal to or better than PLICO without the benefit of any inter-company guaranty agreement, or (b) 90 days after the guaranty agreement is revoked by written instrument; provided, however, even after any revocation or termination by such notice, the guarantee shall remain effective as to policies issued during the existence of the guaranty agreement.

        The Company's operations usually produce a positive cash flow. This cash flow is used to fund an investment portfolio to finance future benefit payments. Since future benefit payments largely represent medium- and long-term obligations reserved using certain assumed interest rates, the Company's investments are predominantly in medium- and long-term, fixed-rate investments such as bonds and mortgage loans.

Investments

Portfolio Description

        The Company's investment portfolio consists primarily of fixed maturity securities (bonds). The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, the Company may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, the Company has classified its fixed maturities and certain other securities as "available for sale."

        The Company's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 2003, the fixed maturity investments (bonds) had a market value of $636.5 million, which is 6.3% above amortized cost of $598.9 million. The Company had $1.4 million in mortgage loans at December 31, 2003. While the Company's mortgage loans do not have quoted market values, at December 31, 2002, the Company estimates the market value of its mortgage loans to also be $1.4 million (using discounted cash flows from the next call date).

        At December 31, 2002, the Company's fixed maturity investments had a market value of $488.7 million, which was 4.7% above amortized cost of $466.9 million. The Company estimated the market value of its mortgage loans to be $1.9 million at December 31, 2002, which was 3.9% above amortized cost of $1.8 million.

        The following table shows the carrying values of the company's invested assets.

	December 31
	2003		2002

Publicly issued bonds	$546,998,802	78.9%	$424,398,891	58.6%
Privately issued bonds	89,461,473	12.9	64,302,916	8.8

Fixed maturities	636,460,275	91.8	488,701,807	67.4
Mortgage loans	1,393,720	0.2	1,793,590	0.2
Policy loans	54,066,125	7.8	54,807,151	7.6
Other long-term investments	0	0.0	572,818	0.1
Short-term investments	1,200,413	0.2	178,805,245	24.7

Total investments	$693,120,533	100.0%	$724,680,611	100.0%

        The following table sets forth the estimated market values of the Company's fixed maturity investments and mortgage loans resulting from a hypothetical immediate 1 percentage point increase in interest rates from levels prevailing at December 31 and the percent change in market value the following estimated market values would represent.

Estimated Market Values Resulting From An
Immediate 1 Percentage Point Increase In Interest Rates

At December 31, 2002	Amount	Percentage Change
Fixed maturities	$458,352,064	(6.2)%
Mortgage loans	1,847,861	(0.8)
At December 31, 2003
Fixed maturities	$588,314,990	(7.6)%
Mortgage loans	1,418,972	(0.7)

        Estimated market values were derived from the durations of the Company's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Risk Management and Impairment Review

        The Company monitors the overall credit quality of the Company's portfolio within general guidelines. The approximate percentage distribution of the Company's fixed maturity investments by quality rating at December 31 is as follows:

Rating	2003	2002
AAA	9.7%	8.3%
AA	6.7	7.2
A	38.4	38.2
BBB	40.0	40.7
BB or Less	5.2	5.6

	100.0%	100.0%

        During 2003, the Company recorded pretax other-than-temporary impairments in its investments of $0.3 million. In 2002, the Company recorded pretax other-than-temporary impairments in its investments of $4.3 million.

        The Company's management considers a number of factors when determining the impairment status of individual securities. These include the economic condition of various industry segments and geographic locations and other areas of identified risks. Although it is possible for the impairment of one investment to affect other investments, the Company engages in ongoing risk management to safeguard against and limit any further risk to its investment portfolio. Special attention is given to correlative risks within specific industries, related parties and business markets.

        Once management has determined that a particular investment has suffered an other-than-temporary impairment, the asset is written down to its estimated fair value. The Company generally considers a number of factors in determining whether the impairment is other than temporary. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) the intent and ability of the Company to hold the investment until recovery, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance and continued viability of the issuer are significant measures.

        The Company generally considers a number of factors relating to the issuer in determining the financial strength, liquidity, and recoverability of an issuer. These include but are not limited to: available collateral, tangible and intangible assets that might be available to repay debt, operating cash flows, financial ratios, access to capital markets, quality of management, market position, exposure to litigation or product warranties, and the effect of general economic conditions on the issuer.

        There are certain risks and uncertainties associated with determining whether declines in market values are other-than-temporary. These include significant changes in general economic conditions and business markets, trends in certain industry segments, interest rate fluctuations, rating agency actions, changes in significant accounting estimates and assumptions, commission of fraud and legislative actions. The Company continuously monitors these factors as they relate to the investment portfolio in determining the status of each investment. Provided below are additional facts concerning the potential effect upon the Company's earnings should circumstances lead management to conclude that some of the current declines in market value are other-than-temporary.

        Market values for private, non-traded securities are determined as follows: 1) the Company obtains estimates from independent pricing services or 2) the Company estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics. The market value of private, non-traded securities was $89.5 million at December 31, 2003, representing 12.9% of the Company's total invested assets.

Unrealized Gains and Losses

        The majority of unrealized losses can be attributed to interest rate fluctuations and have been deemed temporary. As indicated above, when the Company's investment management deems an investment's market value decline as other-than-temporary, it is written down to estimated market value. In all cases, management will continue to carefully review and monitor each security.

        The information presented below relates to investments at a certain point in time and is not necessarily indicative of the status of the portfolio at any time after December 31, 2003, the balance sheet date. Furthermore, since the timing of recognizing realized gains and losses is largely based on management's decisions as to the timing and selection of investments to be sold, the tables and information provided below should be considered within the context of the overall unrealized gain (loss) position of the portfolio. At December 31, 2003, the Company had an overall net unrealized gain of $37.5 million.

        For traded and private fixed maturity and equity securities held by the Company that are in an unrealized loss position at December 31, 2003, the estimated market value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
<= 90 days	$23,786,890	26.4%	$23,906,291	25.5%	$(119,401)	3.1%
> 90 days but <= 180 days	33,708,155	37.5	34,933,725	37.2	(1,225,570)	31.7
> 180 days but <= 270 days	22,404,572	24.9	24,009,553	25.6	(1,604,981)	41.6
> 270 days but <= 1 year	0	0.0	0	0.0	(0)	0.0
> 1 year but <= 2 years	0	0.0	0	0.0	0	0.0
> 2 years but <= 3 years	5,542,500	6.2	5,952,412	6.3	(409,912)	10.6
> 3 years but <= 4 years	0	0.0	0	0.0	0	0.0
> 4 years but <= 5 years	4,515,000	5.0	5,016,681	5.4	(501,681)	13.0
> 5 years	0	0.0	0	0.0	0	0.0

Total	$89,957,117	100.0%	$93,818,662	100.0%	$(3,861,545)	100.0%

        The Company has no material concentrations of issuers or guarantors of fixed maturity securities. The industry segment composition of all securities in an unrealized loss position held by the Company at December 31, 2003, is presented in the following table.

	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized
Agency mortgages	$7,868,260	8.7%	$7,998,042	8.5%	$(129,782)	3.4%
Banks	2,948,421	3.3	2,988,805	3.2	(40,384)	1.0
Basic Industrial	3,838,624	4.3	4,024,026	4.3	(185,402)	4.8
Brokerage	5,967,444	6.6	5,998,841	6.4	(31,397)	0.8
Communications	6,059,088	6.8	6,933,113	7.4	(874,025)	22.6
Electric	29,557,222	32.9	30,889,651	32.9	(1,332,429)	34.5
Energy	1,897,614	2.1	1,998,215	2.1	(100,601)	2.6
Insurance	5,667,102	6.3	5,955,318	6.3	(288,216)	7.5
Natural gas	19,975,589	22.2	20,742,385	22.1	(766,796)	19.9
Non-agency mortgages	352,370	0.4	352,851	0.4	(481)	0.0
Other finance	826,715	0.9	828,787	0.9	(2,072)	0.0
Other industrial	988,521	1.1	994,867	1.1	(6,346)	0.2
Transportation	3,896,866	4.3	3,999,964	4.3	(103,098)	2.7
U.S. Government	113,281	0.1	113,797	0.1	(516)	0.0

Total	$89,957,117	100.0%	$93,818,662	100.0%	$(3,861,545)	100.0%

        The range of maturity dates for securities in an unrealized loss position at December 31, 2003 varies, with 21.6% maturing in less than 5 years, 16.9% maturing between 5 and 10 years, and 61.5% maturing after 10 years. The following table shows the credit rating of securities in an unrealized loss position at December 31, 2003.

S&P or Equivalent Designation	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized
AAA/AA/A	$62,572,950	69.6%	$65,007,146	69.3%	$(2,434,196)	63.0%
BBB	14,466,667	16.1	14,966,785	16.0	(500,118)	13.0%

Investment grade	77,039,617	85.7	79,973,931	85.3	(2,934,314)	76.0

BB	0	0.0	0	0.0	0	0.0
B	10,297,500	11.4	10,802,695	11.5	(505,195)	13.1
CCC or lower	2,610,000	2.9	3,017,036	3.2	(407,036)	10.5
In or near default	10,000	0.0	25,000	0.0	(15,000)	0.4

Below investment grade	12,917,500	14.3	13,844,731	14.7	(927,231)	24.0

Total	$89,957,117	100.0%	$93,818,662	100.0%	$(3,861,545)	100.0%

        At December 31, 2003, 85.7% of total securities in an unrealized loss position were rated as investment grade. Bonds rated less than investment grade were 4.8% of invested assets. The Company generally purchases its investments with the intent to hold to maturity. The Company does not consider these unrealized losses as other-than-temporary impairments.

        At December 31, 2003, securities in an unrealized loss position that were rated as below investment grade represented 14.3% of the total market value and 24.0% of the total unrealized loss. Unrealized losses related to below investment grade securities that had been in an unrealized loss position for more than twelve months were $10.1 million. Bonds in an unrealized loss position rated less than investment grade were 1.9% of invested assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities.

        The following table shows the estimated market value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position for all below investment grade securities.

	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized
<= 90 days	$2,850,000	22.1%	$2,850,638	20.6%	$(638)	0.1%
> 90 days but <= 180 days	0	0.0	0	0.0	0	0.0
> 180 days but <= 270 days	10,000	0.0	25,000	0.2	(15,000)	1.6
> 270 days but <= 1 year	0	0.0	0	0.0	0	0.0
> 1 year but <= 2 years	0	0.0	0	0.0	0	0.0
> 2 years but <= 3 years	5,542,500	42.9	5,952,412	43.0	(409,912)	44.2
> 3 years but <= 4 years	0	0.0	0	0.0	0	0.0
> 4 years but <= 5 years	4,515,000	35.0	5,016,681	36.2	(501,681)	54.1
> 5 years	0	0.0	0	0.0	0	0.0

Totals	$12,917,500	100.0%	$13,844,731	100.0%	$(927,231)	100.0%

Realized Losses

        Realized losses are comprised of both write-downs on other-then-temporary impairments and actual sales of investments.

        During the year ended December 31, 2003, the Company recorded pretax other-than-temporary impairments in its investments of $0.3 million as compared to $4.3 million in the year ended December 31, 2002.

        As discussed earlier, the Company's management considers several factors when determining other-than-temporary impairments. Although the Company generally intends to hold securities until maturity, the Company may change its position as a result of a change in circumstances. Any such decision is consistent with the Company's classification of all but a specific portion of its investment portfolio as available for sale. During the year ended December 31, 2003, the Company sold securities in an unrealized loss position with a market value of $24.7 million resulting in a realized loss of $0.2 million. For such securities, the proceeds, realized loss and total time period that the security had been in an unrealized loss position are presented in the table below.

	Proceeds	% Proceeds	Realized Loss	% Realized Loss
<= 90 days	$24,693,854	100.0%	$(188,562)	100.0%

Liabilities

        Many of the Company's products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Certain annuity contracts have market-value adjustments that protect the Company against investment losses if interest rates are higher at the time of surrender than at the time of issue.

        At December 31, 2003, the Company had $57.9 million of annuity account balance with an estimated fair value of $62.2 million (using surrender value).

        At December 31, 2002, the Company had $60.1 million of annuity account balances with an estimated fair value of $63.0 million.

        The following table sets forth the estimated fair values of the Company's annuity account balances resulting from a hypothetical immediate 1 percentage point decrease in interest rates from levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

Estimated Fair Values Resulting From An
Immediate 1 Percentage Point Decrease in Interest Rates

Annuity Account Balances	Amount	Percentage Change
2002	$65,819,278	4.5%
2003	64,959,635	4.5

        Estimated fair values were derived from the durations of the Company's annuity account balances. While these estimated fair values generally provide an indication of how sensitive the fair values of the Company's annuity account balances are to change in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

        Approximately 20% of the Company's liabilities relate to products (primary whole life insurance), the profitability of which could be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material.

Asset/Liability Management

        The Company's asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, risk, and cash flow characteristics. It is the Company's policy to generally maintain asset and liability durations within one-half year of one another, although from time to time a broader interval may be allowed.

        The Company believes its asset/liability management programs and procedures and certain product features provide protection for the Company against the effects of changes in interest rates under various scenarios. Additionally, the Company believes its asset/liability management programs and procedures provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts. However, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity and other factors, and the effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from those assumptions.

Capital

        As disclosed in the Notes to the Consolidated Financial Statements, at December 31, 2003, approximately $84.8 million of consolidated share-owners' equity, excluding net unrealized investment gains and losses, represented net assets of the Company that cannot be transferred to PLICO. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to Protective by the Company in 2004 is estimated to be $23.1 million.

        A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance company's state of domicile. Statutory accounting rules are different from accounting principles generally accepted in the United States of America and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of the Company. The subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or equity contributions by Protective.

Impact of Inflation

        Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefits and protection. Higher interest rates may result in higher sales of certain of the Company's investment products.

        The higher interest rates that have traditionally accompanied inflation could also affect the Company's operations. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of annuity account balances and individual life policy cash values may increase. The market value of the Company's fixed-rate, long-term investments may decrease, the Company may be unable to implement fully the interest rate reset and call provisions of its mortgage loans, and the Company's ability to make attractive mortgage loans may decrease. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

DIRECTORS AND EXECUTIVE OFFICERS

        The executive officers and directors of Protective Life are as follows:

Wayne E. Stuenkel	50	President, Chief Actuary and a Director
R. Stephen Briggs	54	Executive Vice President and a Director
Allen W. Ritchie	46	Executive Vice President, Chief Financial Officer and a Director
Richard J. Bielen	43	Senior Vice President, Chief Investment Officer, Treasurer and a Director
Carolyn King	53	Senior Vice President, Acquisitions and a Director
Deborah J. Long	50	Senior Vice President, Secretary, General Counsel, and a Director
John D. Johns	52	Director
J. William Hamer, Jr.	59	Director
T. Davis Keyes	51	Director
Brent E. Griggs	48	Senior Vice President, Asset Protection
Carl S. Thigpen	47	Senior Vice President, Chief Mortgage and Real Estate Officer, and Assistant Secretary
Steve G. Walker	44	Vice President and Controller, and Chief Accounting Officer
Jerry W. DeFoor	51	Vice President, Business Planning

         All executive officers and directors are elected annually. Executive officers serve at the pleasure of the Board of Directors and directors are elected by PLICO. None of the individuals listed above is related to any other director of PLC or PLICO or to any other executive officer.

        Mr. Stuenkel has been President and Chief Actuary of Protective Life since June 1996. He was Senior Vice President and Chief Actuary of Protective Life from May 1989 to June 1996 and of PLICO and PLC since March 1987. Mr. Stuenkel is a Fellow in the Society of Actuaries and has been employed by PLC and its subsidiaries since 1978.

        Mr. Briggs has been Executive Vice President, Life and Annuity, of PLC and Protective Life since January 2003 and has responsibility for the Life and Annuity Division. From October 1993 to January 2003, he served as Executive Vice President, Individual Life Division, and has been associated with PLC and its subsidiaries since 1971.

        Mr. Ritchie has been Executive Vice President and Chief Financial Officer of PLC since August 2001 and Executive Vice President and Chief Financial Officer of Protective Life since November 2001.

From July 1998 until 2000, Mr. Ritchie was President, Chief Executive Officer and Director of Per-Se Technologies, Inc.

        Mr. Bielen has been Senior Vice President, Chief Investment Officer and Treasurer of PLC and Protective Life since January 2002. From August 1996 to January 2002, he was Senior Vice President, Investments of PLC and Protective Life. Mr. Bielen has been employed by PLC and its subsidiaries since 1991.

        Ms. King has been Senior Vice President, Acquisitions, of PLC and Protective Life since November 2003. She was Vice President, Life and Annuity, of PLC and Protective Life from January 2003 until November 2003. From April 1995 until January 2003, Ms. King was Senior Vice President, Investment Products Division.

        Ms. Long has been Senior Vice President, Secretary and General Counsel of PLC since November 1996 and of Protective Life since September 1996. From February 1994 to 1996, she was Senior Vice President and General Counsel of PLC, PLICO and Protective Life. Ms. Long has been employed by PLC and its subsidiaries since 1994.

        Mr. Johns has been Chairman of the Board of PLC since February 2003, and President and Chief Executive Officer of PLC since December 2001. He has been a Director of PLC since May 1997, and President and Chairman of the Board of PLICO since December 2001, and a Director of Protective Life since June 1996. He was President and Chief Operating Officer of PLC from August 1996 to December 2001. Mr. Johns has been employed by PLC and it's subsidiaries since 1993. He is a director of National Bank of Commerce of Birmingham, Alabama National BanCorporation, John H. Harland Company, Genuine Parts Company, and Alabama Power Company.

        Mr. Hamer has been Senior Vice President and Chief Human Resources Officer of PLC since March 2001, and a Director of Protective Life since June 2001. Mr. Hamer served as Vice President, Human Resources of PLC from May 1982 to March 2001. Mr. Hamer has been employed by PLC and its subsidiaries since May 1982.

        Mr. Keyes has been Senior Vice President, Information Services of PLC since April 1999. Mr. Keyes has been a Director of Protective Life since May 1999. Mr. Keyes served as Vice President, Information Services of PLC from May 1993 to April 1999. Mr. Keyes has been employed by PLC and its subsidiaries since 1982.

        Mr. Griggs has been Senior Vice President, Asset Protection Division of PLC since February 2003 and Senior Vice President, Operations, Financial Institution for Protective Life since May 2003. From June 2001 to May 2003, he served as Vice President, Operations, Financial Institutions for Protective Life. Mr. Griggs has been employed by PLC and its subsidiaries since 1997.

        Mr. Thigpen has been Senior Vice President, Chief Mortgage and Real Estate Officer of PLC and Protective Life since January 2002. From June 2001 to January 2002, he was Senior Vice President, Investments for PLC and Protective Life. From June 1996 to June 2001, he was Vice President, Investments for PLC and Protective Life. Mr. Thipgen has been employed by PLC and its subsidiaries since 1984.

        Mr. Walker has been Senior Vice President, Controller and Chief Accounting Officer of PLC since March 2004. From September 2003 through March 2004, he served as Vice President, Controller, and Chief Accounting Officer of PLC and Protective Life. From August 2002 to September 2003, he served as Vice President and Chief Financial Officer of the Asset Protection Division of PLC. From November 1998 through July 2002, Mr. Walker served as Senior Vice President and Chief Financial Officer of Aon Integramark.

        Mr. DeFoor has been Vice President, Business Planning of PLC and Protective Life since September 2003. From May 2000 to September 2003, he served as Vice President, Controller and Chief Accounting

Officer for PLC and Protective Life. From May 1989 to May 2000, he served as Vice President and Controller of Protective Life. Mr. DeFoor has been employed by the PLC and its subsidiaries since 1982.

        These executive officers and directors also serve as executive officers and/or directors of various other PLC subsidiaries.

EXECUTIVE COMPENSATION

        Executive officers of the Company also serve as executive officers and/or directors of one or more affiliate companies of PLC. Directors of the Company, who are also employees, receive no compensation in addition to their compensation as employees of the Company. Compensation allocations are made as to each individual's time devoted to duties as an executive officer of the Company and its affiliates. The following table shows the total compensation paid during the past three fiscal years to the chief executive officer of the Company by the Company or any of its affiliates including PLC. No other officer of the Company received total annual salary and bonus attributable to the Company during the past three fiscal years.

        PLC has established a Deferred Compensation Plan for Officers of PLC (the "Officers' Plan") whereby eligible officers may voluntarily elect to defer to a specified date receipt of all or any portion of their Annual Incentive Plan and Performance Share Plan bonuses. The bonuses so deferred are credited to the officers in cash or PLC stock equivalents or a combination thereof. The cash portion earns interest at approximately PLC's short-term borrowing rate. Cash amounts may be deferred into a common stock equivalent or an interest-bearing equivalent. Stock compensation may only be deferred as common stock equivalents. Deferred bonuses will be distributed in stock or cash as specified by the officers in accordance with the Officers' Plan unless distribution is accelerated under certain provisions, including upon a change in control of PLC.

SUMMARY COMPENSATION TABLE

        The following table sets forth certain information for the last three fiscal years ended December 31, relating to the chief executive officer.

		Annual Compensation		Long-Term Compensation
				Payouts
Name and Principal Position	Year	Salary (1)	Bonus (1)(2)	Long-Term Incentive Plan Payouts (2)(3)	All Other Compensation(4)

Wayne E. Stuenkel	2003	$223,750	$115,600	$-0-	$8,000
President and Chief Actuary	2002	216,667	61,700	106,258	8,000
	2001	211,250	51,000	88,925	6,800

(1)
Includes amounts that the named executive may have voluntarily elected to contribute to PLC's 401(k) and Stock Ownership Plan.

(2)
Includes amounts that the named executive may have voluntarily deferred under PLC's Deferred Compensation Plan for Officers.

(3)
For further information, see the "Long-Term Incentive Plan — Awards In Last Fiscal Year" table.

(4)
Matching contributions to PLC's 401(k) and Stock Ownership Plan.

      The following table sets forth the value of the stock appreciation rights held by the chief executive officer based upon the value of the common stock as of December 31, 2003.

AGGREGATED FY-END OPTION/SAR VALUES

Name	Number of Securities Underlying Unexercised Options/SARs at FY-End(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End($) Exercisable/ Unexercisable

Wayne E. Stuenkel	31,026/0	$487,075/$0

(1)
2000 PSARS — 16,026.

      In 2003, the Compensation and Management Succession Committee of PLC awarded performance shares under PLC's Long-Term Incentive Plan to the chief executive officer as indicated in the table on the next page. The award is generally payable, if at all, at the time the results of the comparison group of companies for the four-year period ending December 31, 2006 are known.

LONG-TERM INCENTIVE PLAN — AWARDS IN LAST FISCAL YEAR

			Estimated Future Payouts Under Non-Stock Price-Based Plans (in shares)(3)
	Number of Shares, Units or Other Rights (#)(1)(2)	Performance or Other Period Until Maturation or Payout
Name			Threshold	Target	Maximum

Wayne E. Stuenkel	3,200 shares	December 31, 2006	1,600	4,000	5,440

(1)
In the event of a change in control, payment will be made with respect to all outstanding awards based upon performance at the target level (which, for all outstanding awards, is deemed to be at the seventy-fifth percentile) or, if greater, performance as of the December 31 preceding the change in control.

(2)
Award is earned based on comparison of the PLC's average return on average equity or total rate of return for a four year period to a peer group. Below threshold, which is the median of the comparison group, no portion of award is earned.

OTHER PLANS AND ARRANGEMENTS

        Retirement Benefits.  The table below illustrates the annual pension benefits payable to executive officers under the Protective Life Corporation Pension Plan. The table also reflects the Excess Benefit Plan that we have established to provide retirement benefits over the Internal Revenue Code limitations. Benefits in the table are not reduced by social security or other offset amounts. Since the benefits shown in the table reflect a straight life form of annuity benefit, if the payment is made in the form of a joint and survivor annuity, the annual amounts of benefit could be substantially below those illustrated.

PENSION PLAN TABLE

	Years of Service
Remuneration	15	20	25	30	35

$150,000	$32,529	$43,372	$54,215	$65,057	$75,900

200,000	44,529	59,372	74,215	89,057	103,900

250,000	56,529	75,372	94,215	113,057	131,900

300,000	68,529	91,372	114,215	137,057	159,900

400,000	92,529	123,372	154,215	185,057	215,900

500,000	116,529	155,372	194,215	233,057	271,900

750,000	176,529	235,372	294,215	353,057	411,900

1,000,000	236,529	315,372	394,215	473,057	551,900

1,250,000	296,529	395,372	494,215	593,057	691,900

1,500,000	356,529	475,372	594,215	713,057	831,900

1,750,000	416,529	555,372	694,215	833,057	971,900

2,000,000	476,529	635,372	794,215	953,057	1,111,900

        Compensation covered by the Pension Plan (for purposes of pension benefits) excludes commissions and performance share awards and generally corresponds to that shown under the heading "Annual Compensation" in the Summary Compensation Table. Compensation is calculated based on the average of the highest level of compensation paid during a period of 36 consecutive whole months. Only three Annual Incentive Plan bonuses (whether paid or deferred) may be included in obtaining the average compensation.

        The chief executive officer and his credited years of service as of March 5, 2004 are provided in the following table.

Name	Years of Service

Wayne E. Stuenkel	25

EMPLOYMENT CONTINUATION AGREEMENTS

        The Board of Directors of PLC has authorized PLC to enter into an Employment Continuation Agreement with the chief executive officer which provides for certain benefits in the event such executive's employment is actually or constructively (by means of a reduction in duties or compensation) terminated following certain events constituting a "change in control". Such benefits include (i) a payment equal to three times the sum of the annual base salary in effect at the time of the change in control and the average annual incentive plan bonus for the three years preceding the change in control; (ii) continuation (for twenty-four months) in PLC's medical, accident, disability, and life insurance plans as provided to the executive immediately before termination of employment; (iii) payment of an amount equal in value to the increased benefits under the Pension Plan and the Excess Benefit Plan resulting from an additional three years of credited service (subject to the Pension Plan's maximum on crediting service); and (iv) an additional payment, if necessary, to reimburse the executive for any additional tax (other than normal Federal, state and local income taxes) incurred as a result of any benefits received in connection with the change in control.

Compensation Committee Interlocks and Insider Participation

        The current members of PLC's Compensation and Management Succession Committee ("Committee") are Messrs. H. Corbin Day (Chairman), Donald M. James, and W. Michael Warren, Jr. No member of the Committee was an officer or employee of PLC or any of its subsidiaries or had any other relationship with Protective for which the SEC requires disclosure.

Management Ownership of PLC Stock

        No director or named executive officer of the Company owns any stock of the Company or of any affiliated corporation except for the shares of PLC common stock which are shown as owned as of March 5, 2004.

	Amount and Nature of Beneficial Ownership(1)
Name and Beneficial Owner	Sole Power		Shared Power(2)		Percent of Class(1)
John D. Johns	148,654	(3)	4,200		*
R. Stephen Briggs	116,886	(3)	2,992		*
Allen W. Ritchie	8,718	(3)	-0-		*
Richard J. Bielen	53,257	(3)	-0-		*
Brent E. Griggs	1,935	(3)	-0-		*
J. William Hamer, Jr.	46,055	(3)	-0-		*
T. Davis Keyes	18,651	(3)	-0-		*
Carolyn King	41,615	(3)	-0-		*
Deborah J. Long	60,053	(3)	-0-		*
Wayne E. Stuenkel	40,399	(3)	-0-		*
Carl S. Thigpen	8,583	(3)	-0-		*
Steven G. Walker	273	(3)	-0-		*
Jerry W. DeFoor	41,876	(3)	-0-		*
All current directors and executive officers as a group (14 persons)	560,513	(3)	7,192	(2)	*

*	less than one percent
(1)
The number of shares reflected are shares which under application regulations of the Securities and Exchange Commission are deemed to be beneficially owned. Shares deemed to be beneficially owned, under such regulations, include shares as to which, directly or indirectly, through any contract, relationship, arrangement, understanding or otherwise, either voting power or investment power is held or shared. The total number of shares beneficially owned is subdivided, where applicable, into two categories: shares as to which voting/investment power is held solely and shares as to which voting/investment power is shared. The percentage calculation is based on the aggregate number of shares beneficially owned.
(2)
This column may include shares held in the name of a spouse, minor children, or certain other relatives sharing the same home as the director or officer, or held by the director or officer, or the spouse of the director or officer, as a trustee or as a custodian for children. Unless otherwise noted below, the directors and officers disclaim beneficial ownership of these shares.
(3)
The amounts reported include shares allocated to accounts under PLC's 401(k) and Stock Ownership Plan as follows: Mr. Johns, 7,171 shares; Mr. Briggs, 33,823 shares; Mr. Massengale, 491 shares; Mr. Ritchie, 543 shares; Mr. Bielen, 13,094 shares; Mr. Griggs, 1,309 shares; Mr. Hamer, 6,929 shares; Mr. Keyes, 10,314 shares; Ms. King, 2,528 shares; Ms. Long, 2,654 shares; Mr. Stuenkel, 8,121 shares; Mr. Thigpen, 6,833 shares; Mr. Walker, 273 shares; Mr. DeFoor, 14,835 shares; and all current directors and executive officers as a group 94,648.

The amounts reported also include stock equivalents under PLC's Deferred Compensation Plan for Officers, entitling each participant to receive upon distribution a share of Common Stock or each stock equivalent. The number of stock equivalents included are as follows: Mr. Johns, 137,083; Mr. Briggs, 65,532; Mr. Massengale, -0-; Mr. Ritchie, 8,175; Mr. Bielen, 32,667; Mr. Griggs, 594 shares; Mr. Hamer, 39,126; Mr. Keyes, 8,337; Ms. King, 39,087, Ms. Long, 52,432; Mr. Stuenkel, -0-; Mr. Thigpen, -0- shares; Mr. Walker, -0- shares; Mr. DeFoor, 27,041 shares; and all current directors and executive officers as a group 397,137.

The reported amounts do not include the following stock appreciation rights ("SARs"): Mr. Johns, 616,302 SARs; Mr. Briggs, 114,721 SARs; Mr. Massengale, 84,721 SARs; Mr. Ritchie, 95,000 SARs; Mr. Bielen, 97,317 SARs; Mr. Griggs, -0- SARs; Mr. Hamer, 10,000 SARs; Mr. Keyes, 10,000 SARs; Ms. King, 15,000 SARs; Ms. Long, 47,962 SARs; Mr. Stuenkel, -0- SARs; Mr. Thigpen, 15,000 SARs; Mr. Walker, -0-SARs; Mr. DeFoor, 10,000 SARs; and all current directors and executive officers as a group 969,721 SARs.

LEGAL PROCEEDINGS

        To the knowledge and in the opinion of management, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of PLC and the Company, to which PLC or the Company is a party or of which any of PLC or the Company's properties is the subject.

EXPERTS

        The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 and the financial statement schedules included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        Sutherland, Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the applicability of federal securities laws to the Contracts. The validity of the Contracts offered hereby was passed upon for Protective by Steve M. Callaway, Esq., Senior Associate Counsel of Protective. Mr. Callaway is an employee of Protective and is a participant in various employee benefit plans offered by Protective.

REGISTRATION STATEMENT

        A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended with respect to the Contracts. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits, to all of which reference is made for further information concerning the Company and the Contracts. Statements contained in this Prospectus as to the content of the Contracts and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to the instruments as filed in the Registration Statement.

WHERE YOU CAN FIND MORE INFORMATION

        The Company files reports and other information with the Securities and Exchange Commission. Our SEC filings are available over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges.

Item 8. Financial Statements and Supplementary Data

        All other schedules to the financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Auditors

To the Directors and Share Owners of
Protective Life and Annuity Insurance Company:

        In our opinion, the consolidated financial statements listed in the accompanying index on page F-1 of this Form S-1 present fairly, in all material respects, the financial position of Protective Life and Annuity Insurance Company at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index on page F-1 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 of the Notes to the Financial Statements, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

PricewaterhouseCoopers LLP

Birmingham, Alabama
March 11, 2004

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF INCOME

	Year Ended December 31
	2003	2002	2001
REVENUES
Premiums and policy fees	$72,195,967	$51,293,397	$47,707,465
Reinsurance ceded	(47,297,219)	(23,734,401)	(18,621,035)

Net of reinsurance ceded	24,898,748	27,558,996	29,086,430
Net investment income	41,295,486	36,245,837	33,876,409
Realized investment gains (losses)	3,347,309	(696,209)	(1,113,538)
Other income	156,495	11,087	5,731

	69,698,038	63,119,711	61,855,032

BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded: 2003-$30,371,296; 2002-$18,296,707; 2001-$13,449,131)	30,776,253	33,299,046	33,344,929
Amortization of deferred policy acquisition costs	7,890,345	8,639,183	7,034,480
Other operating expenses (net of reinsurance ceded: 2003-$(1,700,478); 2002-$31,857,142; 2001-397,265)	7,802,369	7,934,561	9,189,295

	46,468,967	49,872,790	49,568,704

Income from continuing operations before income tax	23,229,071	13,246,921	12,286,328

INCOME TAX EXPENSE
Current	702,883
Deferred	7,408,821	4,622,272	4,165,065

Total income tax expense	8,111,704	4,622,272	4,165,065

Net income from continuing operations before cumulative effect of change in accounting principle	15,117,367	8,624,649	8,121,263
Income from discontinued operations, net of income tax			158,889
Gain from sale of discontinued operations, net of income tax			1,625,000

Net income before cumulative effect of change in accounting principle	15,117,367	8,624,649	9,905,152
Cumulative effect of change in accounting principle, net of income tax			(284,968)

Net income	$15,117,367	$8,624,649	$9,620,184

See notes to financial statements.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

BALANCE SHEETS

	December 31
	2003	2002
ASSETS
Investments:
Fixed maturities, at market (amortized cost: 2003 — $598,941,913; 2002 — $466,924,086)	$636,460,275	$488,701,807
Mortgage loans on real estate	1,393,720	1,793,590
Other long term investments	0	572,818
Policy loans	54,066,125	54,807,151
Short-term investments	1,200,413	178,805,245

Total investments	693,120,533	724,680,611
Cash	13,052,781	1,669,532
Accrued investment income	11,116,301	8,382,989
Accounts and premiums receivable, net of allowance for uncollectible amounts (2003 — $7,000; 2002 — $7,000)	530,133	325,479
Reinsurance receivables	61,159,477	92,256,257
Deferred policy acquisition costs	95,168,662	104,779,582
Other assets	14,897	21,955
Assets related to separate accounts
Variable annuity	10,987,259	8,382,367

	$885,150,043	$940,498,772

LIABILITIES
Policy liabilities and accruals:
Future policy benefits and claims	$496,884,724	$517,624,864
Unearned premiums	13,824,017	26,349,028

	510,708,741	543,973,892
Annuity account balances	57,894,232	60,080,082
Other policyholders' funds	2,695,070	6,025,066
Funds held-coinsurance	46,762,354	89,552,015
Other liabilities	15,506,447	14,214,260
Accrued income taxes	702,883	0
Deferred income taxes	36,842,882	25,533,038
Liabilities related to separate accounts
Variable annuity	10,987,259	8,382,367

Total liabilities	682,099,868	747,760,720

COMMITMENTS AND CONTINGENT LIABILITIES — NOTE 5
SHARE-OWNERS' EQUITY
Preferred Stock, $1.00 par value, shares authorized, issued and outstanding: 2,000	2,000	2,000
Common Stock, $10.00 par value
Shares authorized: 2003 and 2002 — 500,000
Shares issued and outstanding: 2003 and 2002 — 250,000	2,500,000	2,500,000
Additional paid-in capital	171,386,324	171,386,324
Retained earnings	12,410,533	9,343,166
Accumulated other comprehensive income:
Net unrealized gains on investments
(net of income tax: 2003 — $9,019,940; 2002 — $5,118,918)	16,751,318	9,506,562

Total share-owners' equity	203,050,175	192,738,052

	$885,150,043	$940,498,772

See notes to financial statements.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF SHARE-OWNERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gains (Losses) On Investments	Total Share-Owners' Equity
Balance, December 31, 2000	$2,000	$2,500,000	$101,386,324	$18,748,333	$(3,268,198)	$119,368,459

Net income for 2001				9,620,184		9,620,184
Change in net unrealized gains/losses on investments (net of income tax: $2,502,598)					4,647,682	4,647,682
Reclassification adjustment for amounts included in net income (net of income tax: $389,738)					723,800	723,800
Transition adjustment on derivative financial instruments (net of income tax: $153,444)					284,968	284,968

Comprehensive income for 2001						15,276,634

Common dividends ($47.60 per share)				(11,900,000)		(11,900,000)
Preferred dividends ($500.00 per share)				(1,000,000)		(1,000,000)

Balance, December 31, 2001	2,000	2,500,000	101,386,324	15,468,517	2,388,252	121,745,093

Net income for 2002				8,624,649		8,624,649
Change in net unrealized gains/losses on investments (net of income tax: $3,589,263)					6,665,774	6,665,774
Reclassification adjustment for amounts included in net income (net of income tax: $243,673)					452,536	452,536

Comprehensive income for 2002						15,742,959

Common dividends ($58.80 per share)				(14,700,000)		(14,700,000)
Preferred dividends ($25 per share)				(50,000)		(50,000)
Capital contribution			70,000,000			70,000,000

Balance, December 31, 2002	2,000	2,500,000	171,386,324	9,343,166	9,506,562	192,738,052

Net income for 2003				15,117,367		15,117,367
Change in net unrealized gains/losses on investments (net of income tax: $5,072,581)					9,420,507	9,420,507
Reclassification adjustment for amounts included in net income (net of income tax: $(1,171,558))					(2,175,751)	(2,175,751)

Comprehensive income for 2003						22,362,123

Common dividends ($48.20 per share)				(12,050,000)		(12,050,000)

Balance, December 31, 2003	$2,000	$2,500,000	$171,386,324	$12,410,533	$16,751,318	$203,050,175

See notes to financial statements.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$15,117,367	$8,624,649	$9,620,184
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment losses (gains)	(3,347,309)	696,209	1,113,538
Amortization of deferred policy acquisition costs	7,890,345	8,639,183	7,034,480
Capitalization of deferred policy acquisition costs	(2,813,504)	(2,161,267)	(1,792,738)
Gain on sale of discontinued operations	0	0	(1,625,000)
Deferred income taxes	7,408,821	4,622,272	5,121,553
Interest credited to universal life and investment products	21,321,965	29,693,764	37,752,197
Policy fees assessed on universal life and investment products	(33,916,456)	(34,641,740)	(36,063,990)
Change in accrued investment income and other receivables	28,158,814	(64,001,084)	(2,959,990)
Change in policy liabilities and other policyholder funds of traditional life and health products	(40,194,549)	70,326,971	1,495,557
Change in funds held-coinsurance	(42,789,661)	86,607,188	(239,299)
Change in other liabilities	1,292,187	(231,372)	(3,579,771)
Other (net)	7,058	(2,266)	(1,013,986)

Net cash (used in) provided by operating activities	(41,864,922)	108,172,507	14,862,735

CASH FLOWS FROM INVESTING ACTIVITIES
Investments available for sale, net of short-term investments
Maturities and principal reductions of investments	94,119,188	54,755,061	24,176,348
Sale of investments	81,324,718	80,524,090	103,550,588
Cost of investments acquired	(303,472,324)	(155,307,511)	(140,629,695)
Decrease in mortgage loans, net	399,870	923,905	497,849
Decrease (Increase) in policy loans, net	741,026	(242,135)	(99,123)
Decrease (Increase) in other long-term investments, net	572,818	(102,788)	(470,030)
Decrease (Increase) in short-term investments, net	177,604,832	(166,805,245)	(8,000,000)

Net cash provided by (used in) investing activities	51,290,128	(186,254,623)	(20,974,063)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends to share owners	(12,050,000)	(14,750,000)	(12,900,000)
Capital contribution	0	70,000,000	0
Investment product deposits and change in universal life deposits	23,487,618	69,229,610	56,941,071
Investment product withdrawals	(9,479,575)	(49,012,219)	(34,810,896)

Net cash provided by financing activities	1,958,043	75,467,391	9,230,175

INCREASE (DECREASE) IN CASH	11,383,249	(2,614,725)	3,118,847
CASH AT BEGINNING OF YEAR	1,669,532	4,284,257	1,165,410

CASH AT END OF YEAR	$13,052,781	$1,669,532	$4,284,257

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
There was no cash paid during any of the periods presented related to interest on indebtedness or income taxes.

See notes to financial statements.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

        The accompanying financial statements of Protective Life and Annuity Insurance Company ("the Company") are prepared on the basis of accounting principles generally accepted in the United States of America. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note 2.)

        The Company was founded in 1978 as American Foundation Life Insurance Company. Effective March 1, 1999, the Company's name was changed to Protective Life and Annuity Insurance Company. Since 1983, all outstanding shares of the Company's common stock have been owned by Protective Life Insurance Company ("Protective"), which is a wholly-owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company domiciled in the state of Delaware. All outstanding shares of the Company's preferred stock are owned by PLC.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from these estimates.

    Nature of Operations

        The Company, since it is licensed in the State of New York, is the entity through which PLC markets, distributes, and services insurance and annuity products in New York. The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, and other factors.

    Recently Issued Accounting Standards

        On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS Nos. 137,138, and 149, requires the Company to record all derivative financial instruments at fair value on the balance sheet. Changes in fair value of a derivative instrument are reported in net income or other comprehensive income, depending on the designated use of the derivative instruments. The adoption of SFAS No. 133 resulted in a cumulative charge to net income, net of income tax, of $0.3 million and a cumulative after-tax increase to other comprehensive income of $0.3 million on January 1, 2001. The charge to net income and increase to other comprehensive income primarily resulted from the recognition of derivative instruments embedded in the Company's corporate bond portfolio. The adoption of SFAS No. 133 has introduced volatility into the Company's reported net income and other comprehensive income depending on market conditions and the Company's hedging activities.

        In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46 "Consolidation of Variable Interest Entities," which was revised in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. The effective date of FIN 46 is March 31, 2004, for the Company. The Company does not expect the adoption of FIN 46 to have a material effect on the Company's financial position or results of operations.

        On October 1, 2003, the Company adopted Derivatives Implementation Group Issue No. B36, "Embedded Certain Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B36). DIG B36 requires the bifurcation of embedded derivatives within certain modified coinsurance and funds withheld coinsurance arrangements that expose the creditor to credit risk of a company other than the debtor, even if the debtor owns as invested assets the third-party securities to which the creditor is exposed. The adoption did not have a material impact on its financial condition or results of operations.

        In July 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." SOP 03-1 is effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including the calculation of guaranteed minimum death benefits (GMDB). SOP 03-1 also addresses the capitalization and amortization of sales inducements to contract holders. Although the original intent of SOP 03-1 was to address the accounting for contract provisions not addressed by SFAS No. 97, such as guaranteed minimum death benefits within a variable annuity contract, it appears that SOP 03-1 contains language that may impact the accounting for universal life products in a material way. The life insurance industry and some insurance companies have filed letters with the American Institute of Certified Public Accountants seeking clarification, guidance, delay and/or revision to more appropriately reflect the underlying economic issues of universal life insurance products. The Company is currently evaluating the impact of SOP 03-1 on the accounting for its universal life products.

    Investments

        The Company has classified all of its investments in fixed maturities and short-term investments as "available for sale."

        Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

  •
  Fixed maturities (bonds) — at current market value. Where market values are unavailable, the Company obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

  •
  Mortgage loans — at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

  •
  Policy loans — at unpaid balances.

  •
  Other long-term investments — at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

  •
  Short-term investments — at cost, which approximates current market value.

        Estimated market values were derived from the durations of the Company's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates. Substantially all short-term investments have maturities of three months or less at the time of acquisition.

        The market values of fixed maturities increase or decrease as interest rates fall or rise. As prescribed by generally accepted accounting principles investments deemed as "available for sale" are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of share-owners' equity.

        Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

    Cash

        Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

    Deferred Policy Acquisition Costs

        Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business, have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits; currently 2.6% to 9.4%) it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company's universal life and investment products had been realized.

        The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. The Company amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8.0%. The unamortized present value of future profits was approximately $100.1 million and $106.5 million at December 31, 2003 and 2002, respectively. During 2003, $6.4 million of present value of future profits was amortized. During 2002, $7.2 million of present value of future profits was amortized. No amounts were capitalized during 2003 or 2002.

        The expected amortization of the present value of future profits for the next five years is as follows:

Year	Expected Amortization
2004	$5,553,514
2005	5,576,901
2006	5,698,837
2007	5,910,611
2008	6,155,289

    Separate Accounts

        The assets and liabilities related to separate accounts in which the Company does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying financial statements.

    Revenues and Benefits Expense

  •
  Traditional Life, Health, and Credit Insurance Products — Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term and term-like life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

  Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2003 were 7.34%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

                Activity in the liability for unpaid claims is summarized as follows:

	2003	2002	2001
Balance beginning of year	$7,834,114	$7,074,480	$7,372,438
Less reinsurance	2,339,338	1,459,829	1,954,392

Net balance beginning of year	5,494,776	5,614,651	5,418,046

Incurred related to:
Current year	13,466,361	11,448,215	11,883,729
Prior year	776,513	181,838	584,972

Total incurred	14,242,874	11,630,053	12,468,701

Acquisitions and reserve transfers			(662,216)
Paid related to:
Current year	13,396,238	10,612,857	9,454,229
Prior year	991,334	1,137,071	2,155,651

Total paid	14,387,572	11,749,928	11,609,880

Net balance end of year	5,350,078	5,494,776	5,614,651
Plus reinsurance	4,616,804	2,339,338	1,459,829

Balance end of year	$9,966,882	$7,834,114	$7,074,480

    Universal Life and Investment Products

        Universal life and investment products include universal life insurance, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life ranged from 4.6% to 6.5% and investment products ranged from 2.6% to 4.8% in 2003.

        The Company's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

    Income Taxes

        The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

    Discontinued Operations

        On December 31, 2001, PLC completed the sale to Fortis, Inc. of substantially all of its Dental Division, and discontinued certain other remaining Dental Division related operations, primarily other health insurance lines.

        The operating results and charges related to the sale of the Dental division and discontinuance of other related operations at December 31 are as follows:

	2003	2002	2001
Total revenues	$0	$0	$970,192

Income before income taxes from discontinued operations	$0	$0	$240,377
Income tax (expense) benefit			(81,488)

Income from discontinued operations	$0	$0	$158,889

Gain from sale of discontinued operations before income tax			$2,500,000
Income tax expense related to sale			875,000

Gain from sale of discontinued operations			$1,625,000

    Reclassifications

        Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owners' equity.

NOTE 2 — STATUTORY REPORTING PRACTICES

        Financial statements prepared in conformity with accounting principles generally accepted in the United States of America differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to share-owners' equity; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners' equity; (e) agents' debit balances and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost. The National Association of Insurance Commissioners (NAIC) has adopted the Codification of Statutory Accounting Principles (Codification). Codification changed statutory accounting rules in several areas and was effective January 1, 2001. The adoption of Codification did not have a material effect on the Company's statutory capital.

        The net income and share-owners' equity prepared in conformity with statutory reporting practices as compared to that reported in the accompanying financial statements are as follows:

	Net Income			Share-Owners' Equity
	2003	2002	2001	2003	2001	2001
In conformity with statutory reporting Practices	$23,154,434	$10,879,132	$13,895,381	$108,738,317	$102,550,549	$34,354,020
In conformity with generally accepted accounting principles	$15,117,367	$8,624,649	$9,620,184	$203,050,175	$192,738,052	$121,745,093

NOTE 3 — INVESTMENT OPERATIONS

        Major categories of net investment income for the years ended December 31 are summarized as follows:

	2003	2002	2001
Fixed maturities	$38,891,316	$33,778,487	$31,496,317
Mortgage loans	113,288	170,428	282,544
Policy loans	3,703,603	3,748,912	3,691,041
Other, principally short-term investments	460,662	312,989	236,511

	43,168,869	38,010,816	35,706,413
Investment expenses	(1,873,383)	(1,764,979)	(1,830,004)

	$41,295,486	$36,245,837	$33,876,409

        Realized investment gains (losses) for the years ended December 31 are summarized as follows:

	2003	2002	2001
Fixed maturities	$2,645,663	$(480,629)	$(1,113,538)
Short-term investments	701,646	(215,580)	0

	$3,347,309	$(696,209)	$(1,113,538)

        In 2003, gross gains on the sale of investments available for sale (fixed maturities and short-term investments) were approximately $3.6 million and gross losses were approximately $0.3 million. In 2002, gross gains were approximately $2.1 million and gross losses were approximately $2.8 million. In 2001, gross gains were approximately $1.1 million and gross losses were approximately $2.2 million.

        Each quarter the Company reviews investments with material unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is incurred and the cost basis of the impaired asset is adjusted to its fair value. During 2003, 2002, and 2001, the Company recorded other-than-temporary impairments in its investments of $0.3 million, $4.3 million, and $1.9 million, respectively.

        The amortized cost and estimated market values of the Company's investments classified as available for sale at December 31 are as follows:

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed securities	$42,286,991	$931,855	$(130,262)	$43,088,584
United States Government and authorities	7,702,497	155,328	(516)	7,857,309
Public utilities	123,694,171	6,064,624	(2,018,769)	127,740,026
All other corporate bonds	425,258,254	34,228,100	(1,711,998)	457,774,356

	598,941,913	41,379,907	(3,861,545)	636,460,275
Short-term investments	1,200,413	0	0	1,200,413

	$600,142,326	$41,379,907	$(3,861,545)	$637,660,688

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed securities	$17,963,051	$995,934	$0	$18,958,985
United States Government and authorities	8,822,336	268,990	0	9,091,326
Public utilities	76,359,211	2,799,099	(3,751,446)	75,406,864
All other corporate bonds	363,779,488	28,095,926	(6,630,782)	385,244,632

	466,924,086	32,159,949	(10,382,228)	488,701,807
Short-term investments	178,805,245	0	0	178,805,245

	$645,729,331	$32,159,949	$(10,382,228)	$667,507,052

        The amortized cost and estimated market value of fixed maturities at December 31, by expected maturity, are shown below. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

2003	Amortized Cost	Estimated Market Values
Due in one year or less	$19,312,655	$19,753,878
Due after one year through five years	94,436,372	98,721,456
Due after five years through ten years	185,417,918	198,465,765
Due after ten years	299,774,968	319,519,176

	$598,941,913	$636,460,275

        The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position at December 31, 2003.

	Less Than 12 Months		12 Months or More		Total
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
Mortgage-backed securities	$8,220,630	$(130,262)	$0	$0	$8,220,630	$(130,262)
US Government	113,281	(516)	0	0	113,281	(516)
Public Utilities	40,721,844	(1,874,211)	3,807,500	(144,558)	44,529,344	(2,018,769)
Other Corporate bonds	30,843,862	(944,962)	6,250,000	(767,037)	37,093,862	(1,711,999)

	$79,899,617	$(2,949,951)	$10,057,500	$(911,595)	$89,957,117	$(3,861,546)

        The Company considers the impairment of securities that have been in an unrealized loss position for less than 12 months to be temporary. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until maturity.

        The corporate bonds category has gross unrealized losses, in an unrealized loss position for greater than 12 months, of $0.8 million at December 31, 2003. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered included credit ratings, the financial health of the investee, the continued access of the investee to capital markets, and other pertinent information.

        At December 31, 2003 and 2002, the Company had bonds which were rated less than investment grade of $33.4 million and $27.7 million, respectively, having an amortized cost of $31.8 million and $32.9 million, respectively. Approximately $89.5 million of bonds are not publicly traded.

        The change in unrealized gains (losses), net of income tax, on fixed maturities for the years ended December 31 is summarized as follows:

	2003	2002	2001
Fixed maturities	$10,231,417	$12,109,764	$8,309,103

        At December 31, 2003, 99% of the Company's mortgage loans were commercial loans of which 72% were retail, and 27% were office buildings. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. All of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Tennessee, Florida, Arkansas and Texas.

        At December 31, 2003, the average mortgage loan was $0.3 million, and the weighted average interest rate was 8.2%. The largest single mortgage loan was $1.0 million.

        At December 31, 2002 and 2001, the Company had no problem mortgage loans (over ninety days past due) and foreclosed properties. Since the Company's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company's evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

        Policy loan interest rates generally range from 4.5% to 8.0%.

NOTE 4 — FEDERAL INCOME TAXES

        The Company's effective income tax rate varied from the maximum federal income tax rate as follows:

	2003	2002	2001
Statutory federal income tax rate applied to pretax income	35.0%	35.0%	35.0%
Tax-exempt interest	(0.1)	(0.1)
Other adjustments			(1.1)

Effective income tax rate	34.9%	34.9%	33.9%

        The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

        Details of the deferred income tax provision for the years ended December 31 are as follows:

	2003	2002	2001
Deferred policy acquisition costs	$6,813,224	$(8,924,591)	$10,448,277
Benefit and other policy liability changes	2,896,389	15,201,433	(6,335,100)
Temporary differences of investment income	(1,503,693)	(1,654,570)	51,888
Other	(797,099)

	$7,408,821	$4,622,272	$4,165,065

        The components of the Company's net deferred income tax liability as of December 31 were as follows:

	2003	2002
Deferred income tax assets:
Policy and policyholder liability reserves	$3,364,248	$6,260,637
Unrealized (gains) losses on investments	(6,041,629)	(3,644,299)

	(2,677,381)	2,616,338

Deferred income tax liabilities:
Deferred policy acquisition costs	34,322,937	27,509,713
Other	(157,436)	639,663

	34,165,501	28,149,376

Net deferred income tax liability	$36,842,882	$25,533,038

        The Company's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations. At December 31, 2003, $702,883 was payable to PLC for income tax liabilities. At December 31, 2002 no amounts were payable to PLC for income tax liabilities.

NOTE 5 — COMMITMENTS AND CONTINGENT LIABILITIES

        Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

        A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial service companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

NOTE 6 — SHARE-OWNERS' EQUITY AND RESTRICTIONS

        Dividends on common stock are noncumulative and are paid as determined by the Board of Directors. At December 31, 2003, approximately $84.8 million of share-owners' equity excluding net unrealized gains and losses represented net assets of the Company that cannot be transferred to Protective. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to Protective by the Company in 2004 is estimated to be $23.1 million.

NOTE 7 — PREFERRED STOCK

        The Company's preferred stock pays, when and if declared, noncumulative participating dividends to the extent the Company's statutory earnings for the immediately preceding year exceeded $1.0 million. No preferred dividends were paid in 2003. In 2002, the Company paid $50,000 of preferred dividends. In 2001, the Company paid $1.0 million of preferred dividends.

NOTE 8 — RELATED PARTY MATTERS

        The Company has no employees; therefore, the Company purchases data processing, legal, investment, and other management services from PLC and other affiliates. The cost of such services was $9.6 million in 2003, $8.4 million in 2002, and $8.6 million in 2001.

        Receivables from and payables to related parties consisted of receivables from and payables to affiliates under control of PLC in the amount of a $7.5 million payable at December 31, 2003 and a $6.5 million payable at December 31, 2002. The Company routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

        Protective and the Company entered into a guaranty agreement on October 27, 1993, whereby Protective guaranteed the payment of all insurance policy claims made by the holders or beneficiaries of any of the Company's policies which were issued after the date of the guaranty agreement in accordance with the terms of said policies. Total liabilities for policies covered by this agreement were $100.4 million and $108.8 million at December 31, 2003 and 2002, respectively.

        Protective and the Company also entered into a guaranty agreement on December 31, 1995, whereby Protective guaranteed that the Company will perform all of the obligations of Protective pursuant to the terms and conditions of an indemnity coinsurance agreement between Protective and an unaffiliated life insurance company. Total liabilities related to this coinsurance agreement were $9.4 million and $9.7 million at December 31, 2003 and 2002, respectively.

NOTE 9 — OPERATING SEGMENTS

        PLC, through its subsidiaries, operates several business segments each having a strategic focus. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows.

  •
  The Company became involved with PLC's Life Marketing segment beginning in 2002. PLC's Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the "bank owned life insurance" market.

  •
  The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

  •
  The Annuities segment manufactures, sells, and supports fixed annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force. Beginning in 2003, the Company no longer markets variable annuity products.

  •
  The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobile and marine vehicles.

  •
  The Company has an additional segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital).

        The Company uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its net income and assets. Operating segment income is generally income before income tax. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment.

        Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

        There are no significant intersegment transactions.

        The following table sets forth total operating segment income and assets for the periods shown. Adjustments represent the recognition of income tax expense and income from discontinued operations and cumulative effect of change in accounting. Asset adjustments represent the inclusion of assets related to discontinued operations.

Operating Segment Income	Life Marketing	Acquisitions	Annuities	Asset Protection	Corporate and Other	Adjustments	Total
2003
Premiums and policy fees	$3,569,913	$39,619,941	$286,547	$28,719,566			$72,195,967
Reinsurance ceded	(3,351,825)	(18,675,274)		(25,270,120)			(47,297,219)

Net of reinsurance ceded	218,088	20,944,667	286,547	3,449,446			24,898,748
Net investment income	38,387	29,143,524	3,720,590	499,944	$7,893,041		41,295,486
Realized investment gains			262,490		3,084,819		3,347,309
Other income (loss)		(5,045)	24,909		136,631		156,495

Total revenues	256,475	50,083,146	4,294,536	3,949,390	11,114,491		69,698,038

Benefits and settlement expenses	(4,920)	24,672,248	3,734,802	2,374,123			30,776,253
Amortization of deferred policy acquisition costs	335,099	6,461,913	315,107	778,226			7,890,345
Other operating expenses	(844,963)	8,258,319	171,779	157,789	59,445		7,802,369

Total benefits and expenses	(514,784)	39,392,480	4,221,688	3,310,138	59,445		46,468,967

Income before income tax	771,259	10,690,666	72,848	639,252	11,055,046		23,229,071
Less: realized investment gains			262,490		3,084,819

Operating income	771,259	10,690,666	(189,642)	639,252	7,970,227
Income tax expense						$8,111,704	8,111,704

Net Income							$15,117,367

2002
Premiums and policy fees	$1,026,426	$43,313,961	$153,530	$6,799,480			$51,293,397
Reinsurance ceded	(883,972)	(19,505,909)		(3,344,520)			(23,734,401)

Net of reinsurance ceded	142,454	23,808,052	153,530	3,454,960			27,558,996
Net investment income	8,123	30,989,460	3,729,514	571,275	$947,465		36,245,837
Realized investment gains (losses)			79,719		(775,928)		(696,209)
Other income (loss)		5,072	6,015				11,087

Total revenues	150,577	54,802,584	3,968,778	4,026,235	171,537		63,119,711

Benefits and settlement expenses	186,800	27,513,318	3,511,858	2,087,070	171,537		33,299,046
Amortization of deferred policy acquisition costs	76,132	7,225,750	667,681	669,620			8,639,183
Other operating expenses	(254,425)	8,330,634	246,104	(324,360)	(63,392)		7,934,561

Total benefits and expenses	8,507	43,069,702	4,425,643	2,432,330	(63,392)		49,872,790

Income (loss) before income tax	142,070	11,732,882	(456,865)	1,593,905	234,929		13,246,921
Less: realized investment gains (losses)			79,719		(775,928)

Operating Income	142,070	11,732,882	(536,584)	1,593,905	1,010,857
Income tax expense						$4,622,272	4,622,272

Net Income							$8,624,649

2001
Premiums and policy fees		$43,891,160	$155,298	$3,661,007			$47,707,465
Reinsurance ceded		(18,681,820)		60,785			(18,621,035)

Net of reinsurance ceded		25,209,340	155,298	3,721,792			29,086,430
Net investment income		29,892,723	1,909,607	606,345	$1,467,734		33,876,409
Realized investment gains (losses)					(1,113,538)		(1,113,538)
Other income (loss)		244	5,487				5,731

Total revenues		55,102,307	2,070,392	4,328,137	354,196		61,855,032

Benefits and settlement expenses		28,533,646	2,243,541	2,567,742			33,344,929
Amortization of deferred policy acquisition costs		6,092,729	247,260	694,491			7,034,480
Other operating expenses		8,937,528	226,297	89,248	(63,778)		9,189,295

Total benefits and expenses		43,563,903	2,717,098	3,351,481	(63,778)		49,568,704

Income (loss) before income tax		11,538,404	(646,706)	976,656	417,974		12,286,328
Less: realized investment gains (losses)					(1,113,538)

Operating income		11,538,404	(646,706)	976,656	1,531,512
Income tax expense						$4,165,065	4,165,065
Discontinued operations, net of income tax						1,783,889	1,783,889
Change in accounting principle, net of income tax						(284,968)	(284,968)

Net Income							$9,620,184

Operating Segment Assets	Life Marketing	Acquisitions	Annuities	Asset Protection	Corporate and Other	Adjustments	Total
2003
Investments and other assets	$3,114,579	$580,346,285	$57,121,591	$43,040,563	$106,236,317	$122,046	$789,981,381
Deferred policy acquisition costs	2,114,680	89,265,855	2,292,570	1,495,557			95,168,662

Total assets	$5,229,259	$669,612,140	$59,414,161	$44,536,120	$106,236,317	$122,046	$885,150,043

2002
Investments and other assets	$689,662	$590,688,434	$59,234,421	$81,335,035	$100,048,550	$3,723,088	$835,719,190
Deferred policy acquisition costs	583,131	100,007,935	2,581,309	1,607,207			104,779,582

Total assets	$1,272,793	$690,696,369	$61,815,730	$82,942,242	$100,048,550	$3,723,088	$940,498,772

NOTE 10 — REINSURANCE

        The Company reinsures certain of its risks with, and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company generally pays specific premiums to the reinsurer and receives specific amounts from the reinsurer as reimbursement for certain expenses. Coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of the Company's new life insurance and credit insurance sales is being reinsured. The Company reviews the financial condition of its reinsurers.

        During 2002, Protective sold one of its subsidiaries, Lyndon Life Insurance Company (Lyndon Life) to an unaffiliated insurance company. As part of the transaction, the Company assumed and subsequently ceded a portion of Lyndon Life's business to Protective. The Company paid a ceding allowance of $31.2 million to Lyndon Life and received from Protective an allowance of $31.6 million. The total amount of reserves transferred in the transaction from Lyndon Life to the Company was $91.8 million. The same amount of reserves were ceded from the Company to Protective by structure of the treaty as funds withheld.

        The Company has reinsured approximately $7.0 billion, $6.6 billion, and $4.9 billion in face amount of life insurance risks with other insurers representing $18.5 million, $18.1 million, and $17.6 million of premium income for 2003, 2002, and 2001, respectively. The Company has also reinsured accident and health risks representing $(2.8) million, $0.8 million, and $0.1 million of premium income for 2003, 2002, and 2001, respectively. In 2003 and 2002, policy and claim reserves relating to insurance ceded of $57.1 million and $89.9 million respectively are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 2003 and 2002, the Company had paid $4.6 million and $2.3 million, respectively, of ceded benefits which are recoverable from reinsurers.

        Approximately 28% and 16% of the reinsurance receivable balances at December 31, 2003 and 2002, respectively, relate to one unaffiliated insurance company rated "A+" (Superior) by the A. M. Best Company, an independent rating organization. Another $34.7 million or 57% and $73.1 million or 70% of the reinsurance receivable balances at December 31, 2003 and 2002, respectively relates to Protective.

NOTE 11 — ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

        The carrying amounts and estimated fair values of the Company's financial instruments at December 31 are as follows:

	2003		2002
	Carrying Amount	Estimated Fair Values	Carrying Amount	Estimated Fair Values
Assets (see Notes 1 and 3):
Investments:
Fixed maturities	$636,460,275	$636,460,275	$488,701,807	$488,701,807
Mortgage loans on real estate	1,393,720	1,428,543	1,793,590	1,863,134
Short-term investments	1,200,413	1,200,413	178,805,245	178,805,245
Cash	13,052,781	13,052,781	1,669,532	1,669,532
Liabilities (see Note 1):
Annuity account balances	57,894,232	62,162,330	60,080,082	62,984,955

        Except as noted below, fair values were estimated using quoted market prices.

        The Company estimates the fair value of its mortgage loans using discounted cash flows from the next call date.

        The Company believes the fair value of short-term investments approximates their book value due to their short-term nature.

        The Company estimates the fair value of its annuities using surrender values.

        The Company believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F	COL. G	COL. H	COL. I	COL. J
Segment	Deferred Policy Acquisition Costs	Future Policy Benefits and Claims	Unearned Premiums	Annuity Account Balances and Other Policyholders' Funds	Net Premiums and Policy Fees	Net Investment Income(1)	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses(1)
Year Ended December 31, 2003
Life Marketing	$2,114,680	$3,110,738	$0	$3,841	$218,088	$38,387	$(4,920)	$335,099	$(844,963)
Acquisitions	89,265,855	462,928,399	39,188	4,931,676	20,944,667	29,143,524	24,672,248	6,461,913	8,258,319
Annuities	2,292,570	2,077,258	0	55,044,334	286,547	3,720,590	3,734,802	315,107	171,779
Asset Protection	1,495,557	28,646,283	13,784,829	609,451	3,449,446	499,944	2,374,123	778,226	157,789
Corporate and Other	0	0	0	0	0	7,893,041	0	0	59,445
Adjustments(2)	0	122,046	0	0	0	0	0	0	0

TOTAL	$95,168,662	$496,884,724	$13,824,017	$60,589,302	$24,898,748	$41,295,486	$30,776,253	$7,890,345	$7,802,369

Year Ended December 31, 2002
Life Marketing	$583,131	$689,662	$0	$0	$142,454	$8,123	$186,800	$76,132	$(254,425)
Acquisitions	100,007,935	460,211,404	43,965	4,841,464	23,808,052	30,989,460	27,513,318	7,225,750	8,330,634
Annuities	2,581,309	1,962,360	0	57,272,062	153,530	3,729,514	3,511,858	667,681	246,104
Asset Protection	1,607,207	54,415,603	26,305,063	614,369	3,454,960	571,275	2,087,070	669,620	(324,360)
Corporate and Other	0	0	0	0	0	947,465	0	0	(63,392)
Adjustments(2)	0	345,835	0	3,377,253	0	0	0	0	0

TOTAL	$104,779,582	$517,624,864	$26,349,028	$66,105,148	$27,558,996	$36,245,837	$33,299,046	$8,639,183	$7,934,561

Year Ended December 31, 2001
Acquisitions					$25,209,340	$29,892,723	$28,533,646	$6,092,729	$8,937,528
Annuities					155,298	1,909,607	2,243,541	247,260	226,297
Asset Protection					3,721,792	606,345	2,567,742	694,491	89,248
Corporate and Other					0	1,467,734	0	0	(63,778)

TOTAL					$29,086,430	$33,876,409	$33,344,929	$7,034,480	$9,189,295

(1)	Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.
(2)	Adjustments represent the inclusion of assets related to discontinued operations.

S-1

SCHEDULE IV — REINSURANCE

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F
	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31, 2003:
Life insurance in force(1)	$2,448,523	$7,022,711	$6,147,583	$1,573,395	390.7%

Premiums and policy fees:
Life insurance	$7,116,906	$50,146,129	$66,002,444	$22,973,221	287.3%
Accident and health insurance	2,513,551	(2,848,910)	(3,436,934)	1,925,527	—

TOTAL	$9,630,457	$47,297,219	$62,565,510	$24,898,748

Year Ended December 31, 2002:
Life insurance in force(1)	$1,045,749	$6,646,105	$7,207,124	$1,606,768	448.5%

Premiums and policy fees:
Life insurance	$6,379,102	$22,962,666	$42,221,864	$25,638,300	164.7%
Accident and health insurance	3,131,323	771,735	(438,892)	1,920,696	—

TOTAL	$9,510,425	$23,734,401	$41,782,972	$27,558,996

Year Ended December 31, 2001:
Life insurance in force(1)	$337,079	$4,865,367	$6,087,816	$1,559,528	390.4%

Premiums and policy fees:
Life insurance	$6,006,689	$18,481,015	$39,585,878	$27,111,552	146.0%
Accident and health insurance	2,106,881	140,020	8,017	1,974,878	0.4%

TOTAL	$8,113,570	$18,621,035	$39,593,895	$29,086,430

(1)	Dollars in thousands

S-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.*

        The expenses of the issuance and distribution of the Contracts, other than any underwriting discounts and commissions, are as follows:

Securities and Exchange Commission Registration Fees	$0
Printing and Engraving	21,000.00
Accounting fees and expenses	25,000.00
Legal fees and expenses	15,000.00
Miscellaneous	0.00

TOTAL EXPENSES	$61,000.00

*
Estimated.

Item 14.    Indemnification of Directors and Officers.

        Article XI of the By-laws of the Company provides, in substance, that any of the Company's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of the Company, by reason of the fact that he is or was an officer or director shall be indemnified by the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of the Company to procure a judgment in its favor, such person shall be indemnified by the Company against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by the Company against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

        In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 15.    Recent Sales of Unregistered Securities.

        Not applicable.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Number			Description
**** 1	(a)	—	Underwriting Agreement
*** 1	(b)	—	Form of Distribution Agreement
** 3	(a)	—	Articles of Incorporation
** 3	(b)	—	By-laws
**** 4	(a)	—	Group Modified Guaranteed Annuity Contract
**** 4	(b)	—	Application for Group Modified Guaranteed Annuity Contract
**** 4	(c)	—	Individual Modified Guaranteed Annuity Certificate
5		—	Opinion re legality
*****10	(a)	—	Guaranty Agreement from Protective Life Insurance Company
*****10	(a)(1)	—	Amendment to Guaranty Agreement from Protective Life Insurance Company
******10	(b)	—	Indemnity Reinsurance Agreement By and Between Protective Life & Annuity Insurance Company and First Fortis Life Insurance Company dated December 31, 2001
23	(a)	—	Consent of PricewaterhouseCoopers LLP
23	(b)	—	Consent of Sutherland, Asbill & Brennan L.L.P.
24		—	Powers of Attorney

            *  Previously filed in Registrant's Form S-1 Registration Statement, Registration No. 333-42425, on December 17, 1997.

          **  Incorporated herein by reference to the Registrant's Form N-4 Registration Statement Registration No. 333-41577, initial filing on December 5, 1997.

        ***  Incorporated herein by reference to the Registrant's Pre-Effective Amendment No. 1 to Form N-4 Registration Statement No. 333-41577, filed on April 15, 1998.

      ****  Previously filed in Registrant's Pre-Effective Amendment No. 1 to Form S-1 Registration Statement, Registration No. 333-42425, filed on April 16, 1998.

    *****  Incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

  ******  Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001.

Financial Statements Schedules		Description
Schedule III	—	Supplementary Insurance Information
Schedule IV	—	Reinsurance

        Schedules other than those referred to above are not required or are inapplicable and therefore have been omitted.

Item 17.    Undertakings.

        (A)  The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities act of 1933;

             (ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

        As required by the Securities Act of 1933, the Registrant has duly caused this post-effective amendment to its registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on this 9th day of April, 2004.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
By:	/s/ WAYNE E. STUENKEL Wayne E. Stuenkel President and Chief Actuary Protective Life and Annuity Insurance Company

        As required by the Securities Act of 1933, this amendment to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ WAYNE E. STUENKEL Wayne E. Stuenkel	President, Chief Actuary and Director (Principal Executive Officer)	April 9, 2004
/s/ ALLEN W. RITCHIE Allen W. Ritchie	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	April 9, 2004
/s/ STEVEN G. WALKER Steven G. Walker	Vice President Controller, and Chief Accounting Officer (Principal Accounting Officer)	April 9, 2004
/s/ JOHN D. JOHNS John D. Johns	Director	April 9, 2004

* Richard J. Bielen	Director	April 9, 2004
* R. Stephen Briggs	Director	April 9, 2004
* J. William Hamer, Jr.	Director	April 9, 2004
* T. Davis Keyes	Director	April 9, 2004
* Carolyn King	Director	April 9, 2004
* Deborah J. Long	Director	April 9, 2004
* Wayne E. Stuenkel	Director	April 9, 2004
*By:	/s/ STEVE M. CALLAWAY Steve M. Callaway Attorney-in-Fact

EXHIBIT INDEX

Number		Description	Page in Sequential Numbering System Where Exhibit Located
5		Opinion re legality
23	(a)	Consent of PricewaterhouseCoopers LLP
23	(b)	Consent of Sutherland, Asbill & Brennan LLP
24		Powers of Attorney

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TABLE OF CONTENTS
SUMMARY
DESCRIPTION OF THE CONTRACT
  The Contract
  Parties to the Contract
  Issuing a Contract
  Right to Cancel
  Annuity Premiums
  Guaranteed Periods and Sub-Accounts
  Guaranteed Interest Rates
  Compounding of Interest
  Interest Withdrawals
  Account Values
SURRENDERS
  Surrenders
  Surrender Value
  Surrender Charges
SURRENDER CHARGE PERCENTAGE FOR INITIAL GUARANTEED PERIODS
SURRENDER CHARGE PERCENTAGE FOR SUBSEQUENT GUARANTEED PERIODS
  The Market Value Adjustment
MARKET VALUE ADJUSTMENT AND SURRENDER CHARGE EXAMPLES FULL SURRENDER AFTER COMPLETION OF YEAR 3
  Premium Tax
DEATH BENEFIT
  Death of an Owner
  Determining the Death Benefit
  Paying the Death Benefit
ANNUITY BENEFITS
  Annuity Commencement Date
  Annuity Options
  Annuity Payments
  Death of the Owner or Annuitant After the Annuity Commencement Date
INVESTMENTS BY PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
OTHER CONTRACT PROVISIONS
  Non-Participating
  Notice
  Reports
  Transactions and Modification of the Contract
  Assignment or Transfer of a Contract
  Facility of Payment
  Protection of Proceeds
  Error in Age or Gender
  Suspension of Contracts
DISTRIBUTION OF THE CONTRACTS
FEDERAL TAX MATTERS
  Introduction
  The Company's Tax Status
  Taxation of Annuities in General
  Qualified Retirement Plans
  Federal Income Tax Withholding
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
  BUSINESS
  Corporate and Other
  INVESTMENTS
  LIFE INSURANCE IN FORCE
  UNDERWRITING
  REINSURANCE CEDED
  POLICY LIABILITIES AND ACCRUALS
  FEDERAL INCOME TAX CONSEQUENCES
  COMPETITION
  REGULATION
  EMPLOYEES AND PROPERTIES
  SELECTED FINANCIAL DATA
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  Forward-Looking Statements — Cautionary Language
  Critical Accounting Policies
  Results of Operations
Estimated Market Values Resulting From An Immediate 1 Percentage Point Increase In Interest Rates
DIRECTORS AND EXECUTIVE OFFICERS
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
AGGREGATED FY-END OPTION/SAR VALUES
OTHER PLANS AND ARRANGEMENTS
EMPLOYMENT CONTINUATION AGREEMENTS
  Compensation Committee Interlocks and Insider Participation
  Management Ownership of PLC Stock
LEGAL PROCEEDINGS
EXPERTS
LEGAL MATTERS
REGISTRATION STATEMENT
WHERE YOU CAN FIND MORE INFORMATION
  Item 8. Financial Statements and Supplementary Data
INDEX TO FINANCIAL STATEMENTS
Report of Independent Auditors
STATEMENTS OF INCOME
BALANCE SHEETS
STATEMENTS OF SHARE-OWNERS' EQUITY
STATEMENTS OF CASH FLOWS
PART II